Filed by Albertsons Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: Rite Aid Corporation

Commission File No.:  001-05742

The following is a transcript of a presentation made by the management teams of Albertsons Companies, Inc. and Rite Aid Corporation on May 15, 2018. The presentation was made available at www.RiteAid.com and www.albertsonscompanies.com.

C O R P O R A T E   P A R T I C I P A N T S

John Standley, Chairman and CEO, Rite Aid / Future CEO, Albertsons Companies, Inc.

Kermit Crawford, President and Chief Operating Officer, Rite Aid

Jim Donald, Chief Operating Officer, Albertsons Cos.

Shane Sampson, Chief Merchandising Marketing Officer, Albertsons Cos.

Susan Morris, Executive Vice President and Chief Operations Officer, Albertsons Cos.

Bryan Everett, Chief Operating Officer, Rite Aid Stores

Jocelyn Konrad, Executive Vice President, Rite Aid Pharmacies

Bob Dimond, Executive Vice President and Chief Financial Officer, Albertsons Cos.

Darren Karst, Senior Executive Vice President, Chief Financial Officer and Chief Administrative Officer, Rite Aid

Bob Miller, Chairman and Chief Executive Officer, Albertsons Cos.

Kevin Turner, Vice Chairman, Albertsons Board of Directors

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Judah Frommer, Credit Suisse

Ed Kelly, Wells Fargo

Alvin Concepcion, Citi

Andrew Wolf, Loop Capital

Lisa Gill, JP Morgan

Ken Goldman, JP Morgan

Ricky Goldwasser, Morgan Stanley

Scott Mushkin, Wolfe Research

Chuck Cerankosky, Northcoast Research

Ryan Gilligan, Barclays

ViaVid has made considerable efforts to provide an accurate transcription.  There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call.   This transcript is being made available for information purposes only.

1-888-562-0262    1-604-929-1352    www.viavid.com

P R E S E N T A T I O N

John Standley:

Good morning everyone. Welcome to the Albertsons Companies Inc. Analyst Day. A couple of housekeeping items before we get started. First, the WiFi access codes are on the table there in front of you on some cards. We are being webcast, just so you know. We will take all Q&A at the end of today’s presentation in the last session.

With that, we’ll put up the forward-looking statement here, just as our last housekeeping item. This is also available in your handouts today and is available on the webcast for review. We suggest you take a careful look at it.

With that, I think we’re ready to fire off our opening video.

(Video Presentation)

John Standley:

Again, good morning and thank you for joining us today. We are very excited to be here this morning to talk about our new company Albertsons Companies, Inc. I’m John Stanley, Chairman and CEO of Rite Aid and the future CEO of Albertson’s Companies, Inc. With me this morning are key members of the Management Team who will now introduce themselves. Kermit?

Kermit Crawford:

Good morning. Kermit Crawford. I’m the President and Chief Operating Officer of Rite Aid. I’ve been with Rite Aid for a little over seven months now. Clearly not new to the industry. I’m a pharmacist by training. Spent 32 years at Walgreens so I know quite a few of you guys. It’s good to have you here this morning. Good morning and thanks for being here.

Jim Donald:

Jim Donald, COO. Had previous experience with Albertsons for 16 years, and about 30 to 35 years in hospitality and foodservice.

Shane Sampson:

Good morning. Shane Sampson, the Chief Marketing Merchandising Officer for Albertsons Companies, fourth generation grocer with a little over 35 years of experience. I’ve spent most of my career with Albertsons; Albertsons, LLC, Albertsons, Inc. and Albertsons Companies now. I spent a short period of time with Sam’s Club and Ahold. Welcome, and glad to be here with you this morning.

Susan Morris:

Good morning everybody. I’m Susan Morris, I’m the EVP and Chief Operations Officer for Albertsons Companies. I’ve been with the company really since I was 16 years old. I started in the stores, worked my way through college, and to be honest, I never intended to stay but I couldn’t be more happy to be here with you all today. I’ve been with the company for 33 years.

Bryan Everett:

Good morning everyone. My name is Bryan Everett. I’m the Chief Operating Officer for Rite Aid Stores and I oversee Merchandising, Store Operations and Supply Chain. I’ve been with Rite Aid for three years, and in the drug store segment for three years. Before that, I spent 13 years in big box mass and before that I actually got my start in grocery. I spent seven years in grocery right out of school. So, good to be here with you. Thank you for being here.

Jocelyn Konrad:

Good morning. I’m Jocelyn Konrad. I am a licensed pharmacist, started my career at Thrift Drug 26 years ago. I’ve been in the industry for that entire time, and through multiple mergers and acquisitions, I’m proud to be part of the Rite Aid organization.

John Standley:

Fantastic. Darren and Bob Dimond, do you guys want to introduce yourselves?

(inaudible)

Also, let me introduce Bob Miller, Chairman and CEO of Albertsons. Bob, would you like to say a few words?

Bob Miller:

(inaudible)

John Standley:

One last but not least introduction, Kevin Turner is the Vice Chairman of Albertsons and heads the Albertsons Board’s Technology Committee. Kevin, would you like to say a few words?

Kevin Turner:

Good morning. (Inaudible).

John Standley:

Again, I am John Standley. I have about 16 years at Rite Aid in various roles, some experience in the food industry as well at Pathmark, Fred Meyer, Smith’s, Ralphs, Smitty’s, some others. I’ve been around for a few years in the industry as well.

I think as you’ve just heard, this is a very talented and experienced management team. We’re excited to all come together here. Through different experiences, many of us have worked together in the past and because of that there are a lot of similarities in culture between the two companies, but one thing we all share in common is a singular focus on the customer experience, so we’re all excited to be here today to tell you about our new company.

With that, moving to Slide 5 for those of you at home, to just talk about the agenda for a second. We have a very robust agenda, including why we believe our new company will be the differentiated leader in food, health and wellness. We’ll also provide an overview of both companies, Albertsons and Rite Aid; they combine to make our new company. We’ll discuss details about our synergies and our plan to achieve these synergies over the next three years. I’ll also provide insight into our omnichannel approach. We’ll walk through a detailed financial overview and conclude by illustrating how we bring it all together for our customers and patients.

With that, I’m moving to Slide 7. Albertsons Companies, Inc. will be the differentiated leader in food, health and wellness, and I’m on Slide 7. We’ll have almost 4,900 stores, operate over 4,300 pharmacies. We’ll have some of the most well known and recognizable local banners including Safeway, Albertsons, Jewel Osco and Rite Aid as just some examples. We will have some of the strongest Own Brands in the nation like O Organics, Open Nature, Rite Aid Pharmacy and Thrifty Ice Cream, just to name a few. We will be able to leverage our integrated PBM platform to drive additional customers into our highly accessible network of pharmacies. Over 40 million customers per week will visit us, and we will have the number one or number two market share in 66% of the MSAs that we operate in. We will generate $83 billion in annual revenues and $3.4 billion in pro forma Adjusted EBITDA based on both companies’ guidance for this year and first year synergies of about $80 million.

Moving to Slide 8, the combination will create one of the largest food and drug retailers with highly recognizable local brands and strong market positions, creating a local scale and some of the most attractive markets in the U.S. We will have a unique opportunity to use our expanded pharmacy network to build narrow networks and drive significantly loyalty among pharmacy and grocery customers. We will use our growing omnichannel capabilities to meet our customers’ needs where, when and how they want to shop. And we will leverage our strong loyalty program and business data to further strengthen our relationship with our customers, while the use of technology will enhance our competitive strengths. The new company will have a compelling financial profile with significant revenue opportunities, cost synergies and substantial free cash flow to invest in our business and de-lever over time.

Moving to Slide 9, you can see that it has been a very busy time from an M&A perspective in the health and retail sectors. Many of the in-process and recent transactions and partnerships highlight the opportunities that we have as a new company. CVS Aetna is in part about monetizing the benefits retail pharmacy creates by reducing healthcare costs which we can do by building performance networks and partnering with companies that are taking healthcare risk. United and MedExpress is about low-cost quality care in convenient locations, which we can use our pharmacies and RediClinics to provide. Horizontal acquisitions by Walgreens and CVS were done to build density and scale, attract narrow network opportunities and reduce operating costs which our combination will also achieve. Walmart/Humana is just one example of how a preferred network can drive additional customers to stores and we will have a very attractive network in key markets to attract those preferred networks. The vertical integration of Cigna and Express illustrates how a PBM can be used to improve clinical outcomes and reduce healthcare costs which we can do with our integrated PBM platform EnvisionRxOptions.

On Slide 10, you can see that we will jump up the slide to become one of the top food and drug retailers in the U.S. with substantial scale and improved competitive position as our annual revenues of $83 billion will be much more in line with our peers’ U.S. retail businesses.

On Slide 11, the map illustrates one of the important reasons this combination is so compelling. We have number one grocery market share all up and down the West Coast, Washington, Oregon and California, and number one market share in pharmacy counter count in Oregon and Washington, and number two in California. We will also have strong grocery share in key markets in the Southwest, Texas and a strong number one share Chicago with Jewel. In the Northeast, we will have strong grocery share in the MidAtlantic region, the Greater Philadelphia Area and Boston, and a strong pharmacy network in all of those areas including the number one counter count share at Pittsburgh and Philadelphia, so we’ll be a powerhouse operator of both food and drug in the markets that we compete in.

Slide 12 overlays our highly recognizable banners that have become an important part of the communities they serve. Our localized operating approach empowers each of these banners to meet the needs and preferences of the customers in the markets in which they operate, and we have some just fantastic brands here across the map.

Slide 13 shows how impactful this combination is to our pharmacy network. In California, as an example, we will increase our position from 569 pharmacies and 10.4% counter share of Rite Aid, to 945 pharmacies and a 17.3% percent share as a combined company, making us a very strong number two here in California. In Washington and Oregon, we will increase our counter share from about 13% to 30% in both states, making us highly accessible and convenient in those markets.

On Slide 14, we take it one level deeper. Here’s an example of how this comes together, looking at Southern California. You can see that the combination of the 312 Rite Aids and the 194 Vons Albertsons pharmacies will give us a total of 506 pharmacies, giving us a convenient network of pharmacies that makes us accessible to even more customers who can now pick up their scripts when they’re grocery shopping or at the corner drug store, whichever is more convenient for the customers, without the worry of transferring scripts around. This will be a truly powerful network here in this marketplace.

Slide 15 illustrates that we will be a unique combination of grocery and pharmacy that will be well positioned to deliver a differentiated experience. We will be the only grocer with standalone pharmacies. We will be the only drug store with the fresh food and consumables expertise of one of the nation’s largest grocery companies. We will be able to utilize our integrated PBM, EnvisionRx, to drive lives into our stores and pharmacies, and we will have unique omnichannel capabilities with the combination of home delivery and Drive Up & Go for groceries, pharmacy delivery in our drug stores and meal kits available in-store and through subscription home delivery, a truly unique offering.

Slide 16 shows why we will be focused on building relationships with our most valuable customers, pharmacy customers. On the right side of the slide, you can see that a Albertsons Rx customer spends $92 per week versus a non-pharmacy customer who spends $24 a week or 3.5 times more. If we take the pharmacy spend out of the equation, the pharmacy customer spends $66 a week in grocery compared to the $24 or 2.5 times more, so we can see how valuable this pharmacy customer is to the grocery network, and with 4,300 convenient pharmacies densely populated in the markets that we’re going to compete in, we’re going to have a fantastic opportunity here to use this network to bring lives into our stores.

Turning to Slide 17, we have a comprehensive portfolio of best-in-class Own Brands coupled with an unmatched manufacturing and distribution network. Our $12 billion Own Brand portfolio includes four billion-dollar brands, O Organic, Lucerne, Signature Select and Signature Café. We manufacture $1.3 billion of products in our facilities of which $930 million is our Own Brands. Our vertically integrated manufacturing and distribution networks provide us an efficient solution that provides great service to our stores and enables us to drive Own Brand sales across our entire network of stores.

Turning to Slide 18, we will use Albertsons Own Brands in food and consumables to transform Rite Aid’s front end and create a truly differentiated organic and natural merchandising solution versus our drugstore competitors, and we will use Rite Aid’s Own Brands expertise in GM and HBC to create the drugstore inside the supermarket experience at Albertsons. This is incredibly important because, like a pharmacy customer, the Own Brand customer is a loyal and profitable customer. The trip frequency is 13 times per quarter versus 10 times for a non-Own Brands heavy user, and their quarterly spend is $90 higher. Our customers choose our Own Brand two times more often than the national brand equivalent. Our focus on quality, our drive to innovate and growing customer interest will help us grow Own Brand sales and we will push to reach our goal of 30% in the next few years.

The graphic on Slide 19 illustrates that every aspect of the combined business will complement every other aspect of the business, always with the customer at the center. Our company will have a world-class omnichannel platform with a unique combination of formats, brands, offerings and channels which will allow us to meet our customers’ where, when and how they want to shop with us. Customers will have a wide array of ways to access their food and pharmacy needs. Our capabilities allow our customers to order online or using an app, and receive delivery either at the store or their home. Of course, we will continue to offer different shopping formats including combined supermarket and pharmacies, and standalone pharmacies.

Our ecommerce capabilities are recapped on Slide 20. Continuing to invest and grow our ecommerce capabilities is critical to our overall strategy. We have taken a multipronged approach to our online offerings. We have 1,000 owned grocery delivery trucks providing a white glove delivery experience from our supermarkets that has built a loyal customer base and is growing double digits year-over-year. We offer rush delivery from over 1,700 supermarkets via Instacart, and are ramping up to 2,000 stores by the middle of 2018, and we expect revenues to be at $400 million run rate by the end of fiscal year 2018.

We are growing our Drive Up & Go offering to 500 stores by the end of fiscal year ’18. Plated, our meal kit solution, is available through subscription and will be added to 650 stores by the end of the year, and will double its subscriber base and revenues in fiscal year ’18. And, we have home delivery of prescriptions in about 50% and drive-thru pharmacy in 1,350 of our freestanding drugstores.

The combined company will have the benefits of both companies’ proprietary technology and data capabilities, some of which are recapped here on Slide 21. In terms of revenue growth, our digital platform, ecommerce, improvements to our loyalty program, pricing and promotion and data science are some important areas of continuing investment.

On the efficiency side, we will be investing in DC automation and in-store technology. Kevin, would you like to make some comments here?

Kevin Turner:

Sure. Thanks, John. Just a couple of things here I’d sort of pull out. You’re going to hear from the team some pretty exciting stuff that we’ve been working on over the last several months, and when you think about digital it’s really about moving this company to the cloud and mobility. Those are the two areas that we can differentiate from all the traditional grocery store competitors, specifically, and accelerate the amount of development and innovation that we’re able to bring to the marketplace. We’ve got a big initiative going on as it relates to cloud and mobility.

If you think about ecommerce, John touched on some of those, but it’s really about giving customers a variety of choices. So, we’re going to have delivery. We’ve got Instacart rolling out and we’ll be completed here in the next couple of months. We’ve got other options coming behind it to be able to allow customers to have the merchandise when and where and how they want it to be able to be received.

The ability on loyalty, I mean that’s the idea of us having a longstanding loyalty program within the Safeway companies that we’ve been able to broaden and bolt-on and really accelerate, so we’re touching now 26 million different customers on a regular basis with personalized offerings, and that’s only the beginning that we’re able to do.

When you think about some of the Shopper 360 stuff, it’s really about us taking planograms and space management and making the side counter light up so that we can truly have dynamic modulars and the ability for those side counters to really resonate with customers in the way that which they expect to be shopped. We’ve hired somebody recently on the senior management team to run our data science and analytics team because we believe that there’s hundreds of millions of dollars of payback as we peel back the layers around data science, specifically around supply chain, pricing and promotions, staffing and labor management. There’s so many opportunities in there, we got really eight great business cases that you’re going to hear about a little bit later on that we’re able to light up.

DC automation is really about going robotics. We’re rolling out robotics. We’ve got the first distribution center is fully online. We’re going to take that technology, completely automated and all the robotics technology, bringing it out across the DC network to be able to give us state of the art distribution centers, so we feel very good about that.

Then the last one I’ll touch on is sort of the in-store technology stuff. We’ve got WiFi that will be completed in all of our stores in September and the ability to really have that connectivity and interactivity with the customer when they’re in our stores or whether they’re in our parking lots. The ability to light up that experience is something that we’re very keen on and we’re also working hard behind the scenes on, as well as speeding up checkout and a whole lot of other things that light up in the store.

There’s a lot in here you’re going to hear from the team, but it is an area, keeping with the theme of this session, is around differentiation. That is an area where we’re going to continue to drive a gap between us and our competition as it relates to innovation and the ability to really have that seamless experience for our customers.

John Standley:

Fantastic, Kevin. Thank you. Pretty exciting stuff. A lot going on here. A lot of value we’re going to create.

If we move to Slide 22, we have substantial incremental revenue opportunities with synergies that will drive accelerated revenue and earnings growth over the next three years. We expect to fully realize $375 million of run rate cost synergies within 36 months. The majority of these savings are in cost of goods and represent less than 50 basis points of improvement. Savings are derived from both food and consumables as well as pharmacy.

Capturing incremental valuable pharmacy customers through preferred and narrow networks built around our strong, local pharmacy network with partners like EnvisionRx and other PBMs and payers will be the largest contributor to our revenue opportunities. Rebranding Albertsons pharmacies to Rite Aid to create a more convenient and accessible network will be an important step in this effort.

As I mentioned earlier, leveraging the food and consumables expertise of our supermarkets and the pharmacy GM and HBC expertise of our drugstores to enhance the customer offering in both formats will also be a significant driver of revenue growth. We have a real opportunity to drive the top line by integrating our loyalty programs over time, but also by combining our customer data in the short run. And we will continue to broaden our health and wellness offering with opportunities like additional clinics in our supermarkets and continue to develop our best-in-class omnichannel offering.

Again, run rate revenue opportunities and cost synergies are expected to be realized by February 2022, with incremental one-time costs of $400 million and $300 million, respectively.

Slide 23 shows our strengthened financial profile, again with almost 4,900 stores, $83 billion in revenues and an additional revenue opportunity of $3.6 billion. Adjusted pro forma for Year 1 of $3.4 billion, again based on both companies’ guidance for this year and the first year synergies, and with full run rate cost synergies of $3.7 billion, and net debt to Adjusted EBITDA of 4.2 times when including all the expected synergies at 3.9 times, with a goal of reducing our leverage to 2.7 times within 36 months.

On Page 24, this illustrates that we will have a diversified free cash flow and revenue model with about 72% of our business in grocery, about 13% in pharmacy, 7% in the PBM and about 8% in the traditional kind of front end business of Rite Aid.

We’ll generate substantial free cash flow with, again, on fiscal year ’18 about $1.9 billion, and we’ll have a valuable real estate portfolio that we can use to generate cash for strategic investments when needed, but is also the cornerstone of our retail network with highly valuable First and Main locations including a significant number of trophy locations with opportunities for development, and a substantial number of 590 Albertsons stores remodeled over the last three years and over 1,600 Rite Aid remodels since fiscal year ’12. So, a very powerful asset for us moving forward.

Looking at Slide 25, our plan delivers significant growth in revenues, EBITDA and EPS. This slide lays out our three-year outlook. We’ve tried to highlight the building blocks by separating growth from our core retail business and growth from other drivers that are unique to our business that our peer group would not have.

For revenues, our core retail business is expected to contributed about 1.5% to 2% of our annual growth, while it will contribute about 4% to 5% of our EBITDA annual growth. So, in addition to our core business growth, let me talk about a couple of our unique growth drivers. One, we still have some Safeway integration synergies that are expected to be achieved, and two, we will restore Albertsons shrink back to historic levels after an increase to unusual levels in the last year or so, largely related to the systems and warehouse conversions and integration, and Bob Dimond will speak further to these drivers later today. These unique drivers will add about 2% to 3% annual growth to our EBITDA outlook. We will also invest in our PBM which we expect to drive about 1% of our annual revenue growth, but because we are investing in growth it will not significantly contribute to earnings growth.

Lastly, the very significant synergies we will achieve as part of this combination, both the cost synergies and revenue opportunities, will add 1% to 1.5% annual growth to revenues and 5% to 6.5% annual growth to EBITDA.

So, when you put this all together, our EPS growth will be outsized relative to our peers. That is largely driven by our unique growth drivers our business will have, namely the cost synergies and revenue opportunities as part of the combination, and the Albertsons unique items related to Safeway synergies and shrink improvement. Bob Dimond will give some additional model drivers in his section that will help you conceptualize all of this.

Now we’re going to put our foot on the accelerator and move to light speed by introducing my partner Jim Donald to give an overview of the Albertsons business.

Jim Donald:

Thank you, John. Thank you, Kevin. Let me start with this: It’s good to be back. I left Albertsons in 1991 to  continue in the grocery business with Walmart, Safeway, Pathmark and Haggen, but when I left Albertsons we had 500-plus stores, $8.5 billion in sales and 85,000 employees. Ecommerce back then was our fax machines. Omnichannel was our stores, bricks and mortar, and coupon books. Home delivery, well, it was our store director who would take something to Mrs. Smith because she forgot something, and data science was our cashier’s reminding Mrs. Smith—by the way, that’s called voice activation today—that she did indeed forget something.

So, when Bob Miller asked me, called me this past January to see if I had an interest in being a part of the Albertsons team, I said, “Maybe.” I mean I knew Shane. I knew Susan. I knew hundreds of other Albertsons leaders out there. I led Safeway’s Eastern region. I also got the chance to work at Haggen and sell that company for the family. However, when Bob mentioned the potential of teaming up with Rite Aid, I said, “Definitely.” Besides working with John and his team for over five years as a Board member, I got excited about the potential to bring together the combined strengths of food, health and wellness. So, here I am.

Go to Page 27, Daisy.

I want to talk about Albertsons Companies, and they say in the industry the more things change, the more they stay the same, and I say maybe. In our case, and we’ve said this as Albertsons Companies since 1939, we want to be our customers favorite local supermarket focusing on the three areas you see on this slide: our store operations, our people which now number 280,000 before the merger with Rite Aid, and our communities. You can see on the right-hand side the work we’ve done just last year with our communities.

If you look at the middle slide though, it’s a recently launched employee promise—and this has changed—it says making every day a better day for our people, our customers, our company and our communities. This is not an elevator speech; it’s a promise and it’s one that we’ll apply and accelerate the merger of Albertsons and Rite Aid. You might ask why is this important? Our business, our communities, our customers and our associates are becoming more diverse in every four-wall and no-wall environment that we operate in, whether it’s age, gender, religion or color. Our job, regarding this statement is simple. To provide all our customers what they want, when they want it, whatever, however way they choose in the most efficient manner possible. The winner in the bricks and mortar ecommerce environment will be the entity that speaks the language of all their customers and their potential customers.

If you go to Page 28, Albertsons at a Glance. We’re 22 banners with Rite Aid. As Albertsons Companies we operate in 35 states, and both companies, as John showed, have between 45% to 50% of their stores on the East Coast, which creates strength and consistencies with numbers, and that’s regarding sales and cash flow. With $60 billion in sales, we rank number one or number two in 66% of our MSAs, as John mentioned, and 34 million customers go through our doors or our digital corridors weekly, and they also purchase our Own Brands, giving us a fiscal ’18 run rate of 24% and growing, as well as filling 102 million scripts a year. Our foundational strengths are also our key differentiators, and moreso now than back in 1991.

In my last 80 days of being back, I’ve toured all 22 banners, morning, noon and night, and weekends. I’ve been in several of our 23 distribution centers, and several of our 20 self-manufacturing plants. I can tell you this. As a very large and widespread food company, we are more local than most. Several, actually many divisions have over 100 years in their marketplace, and when I say we’re local examples would be that our Acme division is the sole team of the world champion Philadelphia Eagles; our United division is a sponsor and direct supporter of and the stores of Texas Tech. Jewel has the Cubs. I could go on and on.

We’re fresher than most. Utilizing our vast network of distribution centers and manufacturing plants, we run our operations in a decentralized manner which give us first-to-market advantage. In Boston, by the way, today, our Shaw’s banner and Star banner is two weeks ahead of everyone else selling Wahlburgers. If you haven’t had a Wahlburger, you’ve got to try it because it’s from Mark Wahlberg and his brother who are from the area, Dorchester, Massachusetts. But also, after spending several days over the past several weeks in our culinary labs and technology center, the ability, our ability as a large chain to customize, for example, fresh soups in our Hot Bar specifically for each division, personalized through our Open Nature and O Organics line, as well as innovate—Kevin touched on some of this—one-touch fuel, no-touch checkout, machine learning, wall-to-wall to no-wall technology to improve our efficiency, it’s never been better. Again, giving our customers what they want, when they want it in whatever way they choose.

While Shane will address this next slide, the more things change, the more they stay the same, but what hasn’t changed in this slide is the first two components that you see up here that have been around since 1939, and they as well as the others will help continue to drive customers into our stores. Shane?

Shane Sampson:

Thanks, Jim. How we started the meeting off today was really with the video around evolution. I think that you’ll see over the past several years, the Company has really changed when it comes to what its capabilities are and how it behaves. Jim’s right. You have to run really great stores day in day out and be very consistent around that and give great service.

One of the things that we’ve prided ourselves on are the next key initiatives, here, and I’ll do this together with Susan, Jim, and our partners here today, we’ll tag team these core competencies. So it’s really provide a compelling product offering. We’ve worked really hard on expanding National Organic which I’ll touch on here in just a second. Our Own Brands portfolio, I’ve got a couple of slides in here on how that’s all evolved as well. Differentiated store formats, and what we’ve done to remerchandise our stores and refresh the stores, Susan will touch on. We’ve made significant supply chain and self-manufacturing changes and expanded our capabilities, and Kevin touched on this earlier around what we’ve done around ecommerce, digital and growth of our loyalty programs and we’ll dive a little deeper into that.

It’s been a short three years behind us around integration and system conversion. We’ve got a lot of expertise in doing that, so we think that bodes well for the future, and Susan will touch on that.

On Page 31, one of the things that we’re very-

Jim Donald:

I think it’s 30, first.

Shane Sampson:

Oh, sorry.

Jim Donald:

Let me just talk about 4 F’s and a C. Besides being my first half of my freshman year in high school, my grades, there’s a story that goes behind this.

It was put together by a store manager in Fort Worth as he was coaching his young workforce. “While 4 Fs and a C,” he told his young workforce, “doesn’t necessarily do great in an academic environment,” it sure helped him remind his team about the fundamentals of not only building a bricks and mortar operation but also it helps build the foundation of a great ecommerce business, and you can’t have a great ecommerce business without having a great bricks and mortar business. You just can’t say we want to be full, fresh, friendly, fast and clean without talking about how we do it, and this is important.

Full, I mentioned this earlier. With our vast network of distribution centers and manufacturing facilities, truck routes are shorter, they’re less costly and just-in-time. This reduces out of stocks and helps with our capacity issues. Just last week I was in Fishtown, Pennsylvania in a old remodeled SuperFresh. The produce department does about $6.5 million to $7 million in a very small facility. Without having daily trucks, we would not be able to achieve these numbers.

Fresh. First, we’re closer to our customers. We have decentralized marketing which lets every division, not only buy local but also be the first to market. I live on the West Coast, I live on the East Coast, I live everywhere, but as I was in Bordentown, Pennsylvania last week, first to market of all of our competition was Alaskan halibut. Two cases came in, two hours it’s gone, 35% margin at $30 a pound. Being fresh and being local are definitely advantage us.

Friendly. Bad service in our bricks and mortar will equal a perceived bad service in our ecommerce business. Making every day a better day for our employees, which I mentioned earlier, improves the engagement of associates, which improves the likelihood of stronger customer associations. In this manner, when they’re engaged, they don’t view their work as an obligation but rather as an opportunity. With the addition, as Kevin mentioned, of scheduling technology being rolled out as I speak, we are able and we will be able to meet the demands of our customers both in four-wall and no-wall environment in a more efficient manner. By the way, our current Customer Service Index for 2018 outpaces our fourth quarter of 2017.

Fast. According to a consulting firm, Aiden, 86% of U.S. consumers left a store due to long lines, costing retail $38 billion. For us, bricks and mortar, not only we’d be losing the business but it could and it can migrate customers over to a no-wall environment that doesn’t belong to us. So, for fast, for us, what’s that mean? Each front end has it’s own supervisor. Card processing is under two second now, down from six to seven seconds. We’re eliminating signature requirements; digital receipts, and as a result we are seeing much improved improvement in our calls into our Customer Call Center.

The four F’s have always been important but never more now as we combine forces with Rite Aid to attract even more customers through our omnichannel strategy.

Finally, the C, Clean. I think you’ll find this interesting. The very first person I called after telling Bob Miller that I would join the team is a fellow by the name of Jerry Nolan (phon). He’s our head of Food Safety and Sanitation. I wanted to find out from him the history and the run rate of Albertsons Companies, and while poor service, poor promotions and bad locations can create death by 1,000 cuts, food safety and sanitation can be a company’s knockout punch. For us, food safety, it’s not corporate, it’s local with dedicated experts in every division. As a company we have been overachieving on our food safety and sanitation over very high goals, leveraging the strengths of our food safety labs. Green green, that lingo, to a (inaudible) manager, which means you are above your goal in food safety and sanitation, is as powerful a conversation as talking about sales, profits and shrink.

The reason I made that call to Jerry Nolan, as Albertsons and Rite Aid combine forces to bring together their respective strengths in food, health and wellness, the onus is on Albertsons team to provide the best food safety and sanitation environment, and share our decades of experience with our Rite Aid partners.

Shane, I’ll turn it over to you.

Shane Sampson:

So the merchant (inaudible) was excited to get to Page 31, so we’re now on Page 31 and we’re going to talk about product. Boom!

Our fresh continues to outpace our center of store by over 100 basis points, and that was for calendar year last year. Here’s a couple of examples of how we differentiate ourselves. It’s really the focus on organic produce, our Own Brands and natural products back in our protein meat and seafood departments, and Jim just mentioned our Signature Butcher Blocks, which we’re excited about and continue to invest in. This is really focused around the quality aspect of our business. Our stores and our divisions buy on spec, they don’t buy in ranges. They buy in tightly ranged product quality specs so that we provide the best product for our customers.

If you go to Page 32, a couple of more examples of how we differentiate ourselves versus the rest of the market is we focus very hard on our wine, beer and wine, liquor departments which we think are differentiated versus the rest of the market and have lots of SKUs. For example, our high SKU departments are 3,000 to 4,000 SKUs of variety of wines. We sell the most amount of wines over $20 of any retailer in the country. Again, cheese shops, fresh cut fruits and vegetables, always fresh Signature fried chicken.  Again, our foodservice continues to outpace the rest of the store. Again, differentiated examples of how we have a compelling product offering.

Let’s go to Page 33, and I’m really excited about this, as as you can see around the room, our natural and organic continues to rock and roll, and it’s been on a tear for the last several years. The growth rate the last year was 7.8%. It’s over 12% of the store’s penetration today. Own brands plays a significant role in that with O Organics and Open Nature, and as you might have recently have seen, our O Organics, the only USDA certified Organic brand in the nation, crossed a billion dollars most recently, and again, we continue to invest in Open Nature and you see the products listed around here in the room.

One of the things too that we work really hard on with our groups is what we call NOSHE, and it’s natural, organic, specialty, health and ethnic, which is in the bottom left-hand box here. We’ve reset a significant amount of stores, around 175 stores last year to focus on adding specialty SKUs to them. We’ve also worked on Signature Reserve, adding that line which is a new line for us, which is an elite line of differentiated products in our Own Brands portfolio.

We’re also working with our El Rancho group to appeal to the Hispanic consumer around product lines through our BakeMex facility and we’re rolling out Hispanic merchandise into our Albertsons stores, and if you go to Page 34 and look at our extensive home brands portfolio, what you see around the room here today, we’re very excited about that. We’re very excited about the combination of these brands with our Rite 18 members which will add Rite Aid brands along with Thrifty Ice Cream into the bottom brands. Today, it’s an $11.5 billion business. It’s a competitive advantage for us. It’s six times the next closest size of a CPG company. We’ve sped the process up. We’ve got the products out into all of our stores. We took the innovation from 40 weeks to 20 weeks this year, and as John mentioned earlier, now we have four billion-dollar brands. So, again, we’re very, very excited around not only what this brand brings to us from a variety perspective, but how it creates a competitive advantage in the market.

If you go to Page 35, this will give you an example of how we think that this creates a competitive advantage from a loyalty perspective. This is the customers’ voting, from a satisfaction, willingness to repurchase and willingness to recommend, and we have seven of the top 10 private label brands out there in the country. So, again, creating differentiation for us versus the rest of the marketplace.

If you go to the next slide, this is why this is very, very important. We get three extra trips and the basket size for a quarter is up $91. So, very, very important customer for us, and again, I’d challenge you to take any of the items—we have a bag here for you today—great quality. Quality first, lots of variety here in the room, and hopefully you can see the difference that we’re making from a packaging perspective.

With that, I’m going to turn it over to Susan to talk about our diverse set of store segmentation. Susan?

Susan Morris:

Great. Thank you, Shane. Good morning everybody.

As you heard Jim mention earlier, we have a decentralized structure and what that means for us is that we have 13 division presidents across the country that are positioned to make decisions closest to our customers, which we think is extremely important. Our merchants and our operators live in the markets that they run, which creates a unique opportunity to develop decisions, go-to-market strategies that are most relevant to the diverse customers that we serve.

With this in mind, we have three formats that you’ll see on Slide 37 here, that basically break out our go-to-market strategy in one way or another, and by the way, across all of these our 4 F’s and a C that Jim Donald mentioned earlier truly apply.

Our ultra premium banners, you can see listed there as an example, our Pavilion stores in Southern California, our Market Streets in Texas, Star Markets in Boston, and Haggen in the Seattle Northwest area, are all located in affluent areas to bring affluent customers. In these stores we offer the best quality of fresh, including really decadent bakery products, a wide variety of specialty cheeses, prime beef, the wines that Shane mentioned of 3,000 to 4,000 bottles; it’s more than that in these stores. We offer truly differentiated prepared foods as well. We’re talking restaurant quality products that you’d be proud to serve at an event. Oh, and by the way, we offer concierge services as well so we can help plan parties, weddings, and so forth.

Moving to the middle section there, you’ll see our mainstream and premium banners. Now, this really represents the bulk of our stores, the core of our business. We still offer a wide variety of products across multiple categories. This is the NOSHE that Shane mentioned earlier, still very important to our customers today. In fact, we’ve really expanded upon that variety in most of our stores, in many cases adding 1,000/2,000, sometimes 3,000 different specialty items throughout the store. We offer better quality fresh and prepared foods, and in these stores we are competitively priced with strong promotional activity and great loyalty programs.

On the far right, you’ll see our value formats. Again, great stores for us. You can see the banners that we operate in there. Lucky, Amigo, our partnership with El Rancho and of course Pak’n Save in Northern California. These are value-focused banners that are family friendly. They are very focused on lower everyday prices but also hot promotions to continue to drive traffic in. We carry a wide variety of value items in these stores and then they are customized to fit with our local needs, but we can also leverage this value format to buy in bulk because we can really drive some tonnage out of these stores.

On Page 38, over the last three years we’ve invested $4 billion to keep our fleet relevant and updated, and by the way, our Safeway acquisition three years ago, those stores were already well invested, so this wasn’t make-up capital; this is truly new investments to keep our business current and moving forward.

We’ve touched over 1,800 stores with over 4,000 merchandising initiatives, and these are things like adding fresh cut departments in all of our stores, having full-service Butcher Blocks, upgrading our Service, Deli and prepared foods, and also as Shane mentioned before, doing full store resets and fixing adjacencies, adding in incremental variety and driving sales.

We also had just under 600 major remodels in our stores with very, very solid returns, and you can see at the bottom of the slide here, the first two are premium remodels. The first picture you’ll see is a Market Street in Abilene, Texas. This is a store where we spent a little more than we normally would at $4.7 million, but you can see the return. We had 132% increase in sales and a payback of just one year.

Next over is a Pavilions store in Pasadena, California, where we spent $3.5 million, saw 35.8% ID sales increase and payback was about 1.7 years.

Finally, the last block there really reflects a traditional remodel. Now, that $1.6 million range is really more of our average spend on a remodel, but you can see, again a nice payback, 17% ID sales increase and payback in just three years.

On Slide 39, I want to talk a little bit more about our supply chain capabilities. Jim touched on this a little bit already. Whenever possible, we prefer to self-distribute. With our 23 strategic locations across the United States, you can see that enables us to do several things. First of all, it helps us eliminate or reduce third party costs. It gives us complete control over what we buy, how we buy, the assortment that we carry, how we schedule loads and so forth. We’re also very proud of our best-in-class rigorous control on costs, and continue to take costs out of our business on a regular basis.

We’ve consolidated seven distribution centers in the last three years, and what this has done for us is help us lower fixed costs, enhance our margins by improving our buying power as we leverage our size and can exercise that.

With our well-placed DCs and the addition soon of our Rite Aid facilities, we are absolutely well positioned for growth and quite able to serve our store fleet across the country. As it stands today in Albertsons Companies, we move about 1.3 billion cases per year, most of that with our own tractors and trailers, but I think it’s important to note too that we supply Alaska and Hawaii by barge, by plane, by train, and then we also service in Alaska 200 independent operators, so we have those capabilities as well.

On Slide 40,you can see a map of our manufacturing plants. As Jim mentioned earlier, we operate 20 self-manufacturing plants, which also allows us to leverage our fixed costs, and it also creates our ability to create proprietary Own Brand innovation that no one else will have and I’ll talk more about that in a second.

We also have great visibility into our raw costs, which does two things for us. First of all, it gives us insights and leverage with our CPG vendor partners as they come in with cost increases or negotiating on commodities; we have that insight. It also helps us evaluate on a regular basis our make versus buy options. We, again, prefer to self-manufacture when we can but we’re also going to make the best choices that we can get the lowest possible cost of goods with the best quality.

On the left you can see the breakdown of our plants across the country and the products that we make. I would like to call out though that our dairy makes up over half of our sales coming out of the facilities, which, again, as Jim reminded you, our internal volume is just over $870 million annually, but we also produce $200 million annually for outside companies as well.

Our plants are extremely well run. We focus on continuous improvement here as well; in fact their motto is better than yesterday. So, whether it’s better quality, better safety, better productivity, again, better than yesterday.

Our food safety standards are excellent. We have world-class scores there and we have zero recalls in this past year.

On this slide here, on Slide 41, I mentioned innovation, and soda sales, as an example, are one of our largest categories, and while they’re declining slightly, again, still very large for us, where the innovation is in this category though is in fleet (phon) cans, which you’ll see there, the mini cans that we’ve introduced. Also in sparkling water and flavored waters which have also just introduced recently.

On the right-hand of the slide, you’ll see O Organics wide pan bread. Organics, as Shane mentioned, are growing like crazy and wide pans are definitely the category to follow in bread.

Across the bottom we have some fun innovation there. These are our ice cream items and some yogurt items. You’ll see our Scandal-less brand down there at the bottom, which the whole pint is just 280-ish calories, depending on the flavor you get. Then, towards the middle, the black label is that Signature Reserve that Shane mentioned, and they’re about two bites these 280 calories, but man, it tastes fantastic. We have fun flavors like Maple Bourbon Pecan and so forth.

I want to show you a video here in just one second, and it really highlights our Norwalk plant where we just added fleet can capability. As you watch the video, please notice we’re very big on food safety—you’ll see everybody wearing hair nets and beard nets—the cleanliness of the facility and maybe most importantly the pride of our employees that work there.

(Video Presentation)

Susan Morris:

Thank you. Whoops, that one is not supposed to play, unless you guys want to learn about ice cream. It’s awesome.

With that, I’ll turn it over to Shane to talk about ecommerce.

Shane Sampson:

So, how the speed of the game has really changed here, in this next section. You know, the first section was really Susan and myself and Jim talking about product, the stores, how we operate, and now it’s really as we would describe it, what’s outside the walls and how we’re connecting with the customer.

Kevin heads up our technology committee. He’s played a large role in shaping how we kind of go to market from a technology, digital, ecommerce and loyalty perspective, but I would tell you that it starts really at the corner office, to be honest. Our Chairman/CEO has pushed forward these initiatives as well and been a great partner along with John, Jim, and everybody here at the table. There’s not been a day that’s not went by, how are we going to connect with the customers that’s not inside the four walls?

Let me first start with Page 42. Let’s talk about our target for this year in 2018 is really to be a billion-dollar ecommerce business. We got there differently from the market. We had our trucks, internal platform. We’ve now got 1,000 drivers, or 1,000 trucks and over 1,200 drivers, and really taken those brand ambassadors and scaling those out across the nation. It was first and foremost how do we have our, as John described, our black tie service that takes groceries into somebody’s home and if need be they place them in the cupboard. So, again, a very, very differentiated service and we rolled that out across the nation.

The next thing that we did to build breadth was to start rolling out Drive Up & Go. We got into 100 locations last year. This year we’ll scale that up to over 500 locations, so, again, giving the customers what they want, how they want it, when they want it.

The next thing we did, the first part of this year and late last year was how do we get there and get there fast, from a rush delivery perspective? Same day, one to two-hour windows. We did that through a partnership with Instacart. We were able to roll that out across the nation in 1,700 locations, and you can see the growth there. Where we’ve been from ’16, ’17, ’18, and where we expect to be in the future. So, build breadth, now we’re back building depth. How do we do that through specialized offerings, which I’m going to talk about around of course pharmacy, wine, flowers, gift, baby, pet would be just the categories to name a few. We’ve got a unique value proposition in our Plated, a company that we acquired late last year, that I’ve also got a slide on. And, again, how are we going to build this out with our future capabilities, through virtual stores, making our platforms frictionless, and then partnering with other third-party providers.

So, with that, let’s go to Page 43, and let’s talk about where we’re at. This is really where we’re at today. Again, we got there, how do we build breadth, how do we build depth, and we’ve got that rolled out across the nation with our own home delivery. We’ve also rolled out a new interfacing platform. So, if you pulled up Safeway or Albertsons.com or Vons.com today, you’d see a contemporary fresh look on the ecommerce home delivery platforms. So, again, upgrade the platform, roll out across the nation, and then build depth.

Again, building depth in our Drive Up & Go’s, 500 locations by—quite frankly, we’re ahead of schedule there. We’ll be there somewhere early—before the holidays, in the August/September timeframe. We continue to upgrade the platform there. We continue to shorten the windows to make it better for the customers, where they combine one- to two-hour windows. Again, we’ll finally, late this summer, right before the holidays, get densities in the market to be able to advertise this correctly.

Then, again, Instacart, we’re very excited with what that relationship has brought us. It allowed us to get the one- to two-hour same-day delivery very quickly. We’ll scale that up to over 2,000 locations. We’re in the process of launching a Natural Organic storefront currently. Again, we got there very, very differently from our customers today.

So, if we go to Page 44, how are we going to continue to evolve? If you look at the left-hand side of the slide there, it’s really, first and foremost, grow Plated. As John mentioned earlier, we expect to double the volume and double the subscription base this year, and we’re going to roll out to over 650 stores. Again, this is a completely different customer than what comes into our store day in and day out, and this is offering customers options, which Kevin touched on earlier.

Focus on business-to-business, we think that that’s an untapped category for us that provides a foundation as we go forward on our ecommerce platforms to help us grow. Only 14% of our business is done in business-to-business today, and we know that there’s a ton of growth there.

Again, I touched on building of brands and offerings around, of course, today, first and foremost, pharmacy, health and wellness. I touched on wine, floral, baby and pet.

One of the other partnerships that we’re excited about is Grubhub, you know, how do we appeal to that fast casual dining customer that we may not be getting in our brick-and-mortar stores or on our ecommerce platform, how do we satisfy that need when a customer wants fast, hot casual meals out of our food prepared areas.

Then the Infinite Aisle. We’re going to launch the Infinite Aisle this summer, and, really, it’s the funnel to open up the SKU assortment to over 100,000 SKUs on our platform, where we typically carry today, you know, 30,000 to 35,000 SKUs in a store. That could be local, hard-to-find, unique SKUs that the customer is looking for. So, how do we appeal to that customer in those items that we may not carry every single day.

The other thing that we’re excited about, by having the marketplace and the Infinite Aisle, is to be able to see trends early on that we may not see in individual stores or individual locations of emerging trends and products that we can bring back either through our CPG partners or we can develop those items and take them to our Own Brands portfolio.

Let’s move to Page 45 and talk about aggressively growing out digital, loyalty and rewards. Again, very similar to our ecommerce platform, we’ve done all of this work, along with the integration work that we did around bringing our Albertsons stores onto the Safeway Albertsons’ technology platform. So, we’ve rolled out—we are in the process of rolling out Just for U across the nation. We had My Mix, that was a digital platform out east. We will transition that over by September of this year to the Just for U platform. Again, 400 million personalized deals each week, 13 million registered households growing at 30% to 40% every single week. So, if folks signed up, if folks redeeming. So, again, very, very high growth on the platforms.

The next two boxes are how do we reward our best customers. Again, we’ve done that primarily through fuel rewards, through 5,000 partner stations or our 390 company-owned gas stations, where the more you buy, the more you can go and redeem and save money at the pump. We’ve added Grocery Rewards to that this year, and now we have that in over 750 stores. What that does, is it allows the customer a choice. It allows the customer a choice of whether they want to come back into the store and take that currency that they would normally apply to their fuel tank, or lowering their fuel bill, or taking that lower net to their grocery bill. So, again, we like this a lot, because it gains another trip back into the store and it’s shown to be $6.00 to $8.00 more per spend per basket than our fuel redeemers.

Then, how do we connect with the customers utilizing the leverage with our CPG partners, and it’s really through Albertsons Performance Media. It’s really a closed-loop process, where we’re taking CPG marketing dollars, sending targeted offers through the system, and being able to measure those at a category level, so that the CPGs know exactly what their spend ROIs are by item, by category. We found that to be very, very advantageous for us and we’re getting additional investment to reward our customers for the more they buy.

With that, I’ll turn this over now to Susan to talk about Safeway integration.

Susan Morris:

But first a video.

(Video Presentation)

Shane Sampson:

So, those, while they were (inaudible), we didn’t put the ending in there where he’s all excited about Just for U and how that helps him save money. So, with that, I will turn it over to Susan on Page 46.

Susan Morris:

Okay, great. So, right before start and turn this over to our Rite Aid friends, we’ll talk quickly about integration. The good news is Albertsons and Safeway together have had terrific experience with integrations. Whether it’s one store, 900 stores or 1,300 stores, what we’ve done is created a very repeatable and codified process that we manage internally with our employees, so that we minimize these to third parties. In our most recent merger with Safeway, we’ve converted so far, there’s some more to go, but over 600 stores. Within that, we’ve trained 70,000 employees, and by the way, we’ve had really strong success. These transitions include complete system change-outs, complete IT change-outs in our stores. So, basically, if it plugs in and it’s not a refrigerated piece of equipment, it’s changes. So, our employees have had a big learning curve and they’ve done phenomenally well, and it’s not been very much of a disruption in terms of our service and taking care of our customers. Our DCs, we’ve also had some consolidations there, as well, pulling different stores from different banners out of the same distribution centers, and that’s worked extremely well, also.

We’ve had a proven track record on synergies. You can see in the chart on the right-hand side of Page 46, that we planned, at the time of announcement three years ago, to have $800 million in synergies. We are on track to exceed that number. Our run rate right now is $823 million. So, we’ve done a phenomenal job in terms of (inaudible) maximizing those synergies. Our Rite Aid merger has a much smaller scope, so it does not require as extensive conversions with our stores and distribution centers, so we’re very optimistic about how that will all come out, it should be very smooth for us, and the cost and efforts behind it will be greatly reduced.

So, with that, I will turn it over to Kermit and the Rite Aid Team to give us an overview of the business.

Kermit Crawford:

Thank you, Susan. I’d like to begin the Rite Aid portion of our presentation with a short video, please.

(Video Presentation)

So, let me start this morning with just a few opening comments before I get to our mission, strategy and culture. I think the goal of our presentation today is that you will walk away with three things:  first, that you will have a better understanding of our strategy, our capabilities and our plan to win; second, you will clearly see how the combination with Albertsons accelerates our strategy and plan to win in a way that Rite Aid as a standalone company could not have accomplished; and finally, you will see that Rite Aid and Albertsons are just a much better company together, have a common culture and desire to win, and most importantly, this combination is unique, in that it differentiates both Rite Aid and Albertsons from each of our primary retail pharmacy and grocery competitors.

So, if we look at Slide 48, the Rite Aid mission is to improve the health and wellness of our communities. We have established three strategic pillars to accomplish this mission.

Our first strategic pillar is to grow our front end sales through providing a convenient shopping experience with tailored offerings for our customers. Bryan will discuss this in more detail, but we are focused on three key initiatives to drive our front end growth:  first is through growing Own Brands penetration and offering an assortment of products tailored to our key markets; second, through the relaunch of our wellness+ loyalty program to drive growth of new and retain existing customers; and third, to continue to differentiate our wellness+ store format through utilizing customer data and analytics.

Secondly, which you’ll hear more from Jocey, is our pharmacists and healthcare professionals will serve as trusted advisors for our pharmacy customers and patients. We will improve productivity and efficiency through the use of technology, freeing up our pharmacists and healthcare professionals to provide clinical services and better serve our customers’ wellness needs. We will continue to develop and expand retail clinical services, allowing us to play a greater role in the retailization of healthcare, and we will continue to solidify our payor relationships, increasing access to customers, with sustainable economics and driving additional traffic to our stores.

In our third pillar, we will focus on building winning value propositions for payors, providers and customers through investing in our three key healthcare assets:  EnvisionRxOptions, RediClinic and Health Dialog.

Finally, all these pillars will be supported by digitally-enabled customer experience and, most importantly, a dedicated group of talented leaders at all levels of the organization.

As you listen to Bryan and Jocey and I today, I think you will see how what you just heard from our partners at Albertsons will accelerate our strategy and better position us to win beginning day one of this merger.

So, if we turn to Slide 49, for us, it all starts with our Rite Aid associates. We use the Rite Aid experience to help guide our actions as leaders and as an organization. We all share a common purpose:  we create caring moments by delivering what matters most for our customers. The chain of excellence is how we think about achieving business results. It’s not a traditional way of delivering business results. It starts with effective leadership that leads to overall business growth.

Next slide, please.

Not only are we committed to our associates and our customers, we are committed to being a caring neighbor in the communities we serve. We consistently demonstrate this commitment through the Rite Aid Foundation. A great example is the Rite Aid Foundation KidCents Program, which allows Wellness+ Rewards members to round up the purchase to the nearest dollar and give their change to one of 500 non-profit organizations that are focused on the health and wellness of children. We have established national partnerships with the Children’s Miracle Network Hospitals, and with Folds of Honor, an organization which provides educational scholarships to children of fallen and disabled veterans. In total, with the help of our associates, supplier partners and customers, we have contributed more than $150 million to the communities we serve.

Let’s turn to Slide 51, the Rite Aid overview. As John said, we have over 2,550 stores in 19 states, and we operate under two segments, our Retail Pharmacy and our full-service PBM. We fill over 215 million scripts per year, we have over 13 million active members in our wellness+ loyalty program, and we have over 8.5 million customers each week. As you can see, our Retail Pharmacy segment delivers about $16 billion in sales, our Pharmacy Services group about $6 million, for a total of nearly $22 billion in sales on an annual basis, who contribute $650 million EBITDA, with about $475 million of this contributed to our Retail Pharmacy and $170 million to our PBM.

We are differentiating our healthcare platform through our HBA and Own Brands merchandise, and our strategic partnership with GNC. Our award-winning loyalty program and innovative wellness store format are really differentiating us from our competitors. We have a portfolio of health and wellness services and assets that include not only clinical services and immunizations, but EnvisionRxOptions, our PBM, Health Dialog, our population health management group, and RediClinic, our acute care clinic.

Speaking of Envision, EnvisionRxOptions is a transparent pass-through PBM which was founded in 2001. It was acquired by Rite Aid in 2015. We’ve added additional traditional PBM capabilities through the acquisition of MedTrak. EnvisionRxOptions is recognized as a top-tier PBM with a comprehensive set of PBM capabilities. We aggregate over 22 million lives across all of our businesses and we have a leading PDP provider in our Envision Insurance Company. Envision has over 1,500 employees to date.

Now, let me turn it over to Bryan to discuss our first strategic pillar. Bryan?

Bryan Everett:

Thank you, Kermit. I’ll begin on Page 52. As Kermit mentioned, the first of our three strategic pillars is to grow our front end business through convenient shopping and tailored offering.

If you move to Slide 53, the first component of this pillar is to refine merchandising across Own Brands and our assortment and layouts being tailored to key markets. As we’ve heard Shane talk about the importance of the Own Brands to the Albertsons’ business, the Own Brands portfolio is also a very important part of our merchandising strategy. It offers differentiation, it’s strong value, and builds customer loyalty for our Rite Aid customers. As John mentioned earlier, we see higher velocity on Own Brands items compared to the national brands. We’re focusing on increasing our penetration of Own Brands and we have a number of very important initiatives to help us achieve this goal. We believe we can accelerate this growth together with Albertsons and their expertise and success in Own Brands.

If you look at the middle of this page, I’ll just highlight a few examples of our Own Brands lines, and I’ll start in the middle of the page, and you’ll see the Rite Aid Pharmacy brand. This is really the Own Brand for everyday OTC healthcare products, and this brand has a very strong penetration performance of over 24% in the category, and we loaded you up in your grab-bag today with some of these products to take with you. Just to the right of the Rite Aid Pharmacy brand, you’ll see the Thrifty Ice Cream. This is our Own Brand of ice cream that is a very strong performer. Actually, it accounts for over 55% of our total ice cream portfolio, and I regret to share there are no samples of Thrifty Ice Cream in your grab-bag. We see this as an opportunity to stock both the Rite Aid Pharmacy OTC items and the Thrifty Ice Cream brand in Albertsons locations, as we put the companies together.

We also see a huge opportunity to tap into Albertsons’ strong Own Brands portfolio and expertise in consumables, organic and Better4U products for our Rite Aid locations.

Before I move on, the other comment I’ll make on merchandising is the importance of a tailored assortment, and Jim Donald spoke a little bit about this, as well, but it’s really important to make sure our assortment is localized to the local communities to ensure our offerings are local and relevant. An example I would use is, two stores in Michigan, a store in Detroit, Michigan needs to look and behave very differently in the assortment and layout of the store in the Upper Peninsula, and if you know the state, you understand that example well. We also think this is an area we can learn from Albertsons’ expertise on local.

We’ll turn to Slide 54. The second component of the first pillar is the relaunch of Wellness+ to drive growth of new customers and retain existing customers. Wellness+ with BonusCash is our popular loyalty program. We actually have over 21 million members, 13 million of which are active.

I’ll start at the top left of this slide. As part of the relaunch, we recently introduced BonusCash rewards and we’re seeing very strong redemptions so far with this launch. We also enhanced our personalization capabilities, and I’ll talk more about that in a minute. We integrated the loyalty program with the mobile app, and we continue to offer 24/7 access to a pharmacist for all of our card members, which is a very popular option.

If you look to the right and the bottom of this slide, it really highlights the ways to save with wellness+. The first is all of our cardholders and members receive the weekly sales price in the circular and other markdown—promotions, rather. The second way to save is weekly offers through circular and direct offers in the form of BonusCash. Then, the third way to save is the loyalty discount of up to 20% off.

We have three tiers of status in the Wellness+ card. The Bronze status is the member-only savings on circular items; the Silver cardholders earn 10% off every single day, non-promoted and non-pharmacy items; and the Gold customer receives 20% off all non-prescription purchases every day. So, a very, very compelling offer.

If you move to Slide 55, as I mentioned, this loyalty program has over 13 million active members, and we measure that if they’ve been active, shopped more than two times in the previous six months. If you look at the left-hand side of this slide, you can see the average basket for these cardholders, $28 for Bronze, $36 for Silver and $46 for Gold. So, you can really clearly see the importance of this Gold cardholder. Today, we have 1.3 million Gold members, and this population accounts for 25% of our total front end business. We also have a 96% retention rate with these Gold members, which means they don’t fall of the program year after year, which is a very positive sign. As you can imagine, we continue to try to expand this Gold population by bumping up our Bronze and Silver members into the Gold bucket.

On the right-hand side of this slide—this is pretty interesting—you can see our percent of sales on the loyalty card. Seventy-seven percent of all front end purchases are carded transactions and 52% of all prescriptions are carded. As a result of this, we have a tremendous amount of business data on buying patterns and shopping preferences.

We’ll move to Slide 56, and this is an example of how we’re able to use this business data to serve up relevant, timely, highly personalized offers. You heard Kevin and Shane talk about this at length. But, if you think about the evolution of marketing and the trends around the circular, the days you get the circular in the newspaper on your driveway every Sunday and you go out and get it and read it, we all know that those days are coming to an end, circular distribution continues to decline, so we’re thinking differently about how we reach the consumer. Additional offers give us the capability to personalize and segment these offers.

In this example on this page, if you look at the left, this circular offer is a pretty typical bundle detergent offer that we would run in a weekly circular, but we have the ability to serve up an even more relevant digital offer based on your individual customer shopping patterns and behaviors. If you look at the three phones on the right, this is an example of how we would illustrate this. Joe, who we know buys Tide and that’s his preference, we’ll offer Joe a Tide offer that reflects his preferences; Sarah, who prefers Downy, we’ll serve up a Downy offer; and Julia, who we know prefers Tide Pure Clean, will receive the more relevant Tide Pure Clean offer.

Again, the business data we have enables us to drive growth and engagement across multiple channels.

We’ll move to Slide 57, and I’ll just spend a minute on our mobile app here. We currently have over two million downloads of our app, and we have 250,000 unique users each week, and this number continues to grow. As you can see, it’s a very highly rated app within the Apple Apps Store. Easy Refills is by far the most popular feature on the app, and just to give you some perspective, 17% of our total prescription refills at a Rite Aid store are initiated digitally, and so that number continues to grow. Other popular features include the ecircular, where you can view and browse the weekly ads, and then also you can check in on your BonusCash to see what your balance is for BonusCash.

We’ll move to Slide 58, and this is the final component of the first pillar, continuing to leverage our wellness format. We’re really proud of this great store format. This was a massive upgrade from our previous legacy store design. We now have, roughly, 65% of all Rite Aid stores converted. You can see the example of the pictures at the bottom of this page, a before on the left and an after. The new remodeled store really is a dramatic improvement.

But, before I go any further, I think to really bring this to life, I’m going to show a video. This is actually a time-lapse video that we shot here at the Rite Aid in Times Square on 50th Street, and so you’ll get a sense of how this transformation took place at one store.

(Video Presentation)

Great. So, I’ll stay on Page 58 here. This really highlights the transformation of these stores. As I mentioned, 65% of the fleet today is converted to this format. By the end of this fiscal year, we’ll be at 70%. So, we feel really good about that. But, more importantly, the wellness store continues to outperform the non-wellness locations, 173 basis points in front end sales and 259 basis points improvement in pharmacy. In fact, we’re now going back to some of those early wellness remodels and adding innovation back into those locations.

The purpose of this is really—this format, was really to bridge the gap between the front end and the pharmacy, provide a seamless complementary experience for our customers. We don’t think about our stores as the pharmacy and the front end, we think about it as one experience. We set the pharmacy up as the star of the story. You can kind of see the—we call the Yellow Brick Road there, that leads back to the pharmacy, and the front end includes enhanced merchandising with expanded consumables, beauty, and healthier and cleaner and Better4U offerings. So, we continue to get really strong reviews from our customers on this format.

Before I move on, Kermit talked a little bit about the experience, as did John, and we’re very focused on our in-store experience, running clean, well-stocked stores, staffing our stores with teams of friendly associates, and our over 6,500 pharmacists that serve as trusted advisors for our customers and our patients, and this goes back to the Rite Aid experience that Kermit talked about. We really believe that, as leaders, if we provide a positive experience for our associates, they will provide a higher level of care for our customers, and so we really try to run our business that way.

We’ll move on to my last slide, 59, and as Susan provided a highlight of the distribution network for Albertsons, I’ll do the same for Rite Aid, a little smaller in terms of physical plants, but we do have six fully operational distribution centers. We have three located in the East to support the stores on the East Coast and three conveniently located in the West. We pick and ship 1.2 billion units annually. The one thing that the Rite Aid DCs have that is a little unique is the Piece Pick capability. So, in addition to picking an entire case of a product, or sending a pallet of a product, we can send one unit, two units or three units of a product, which is really important, because it allows us to flow inventory into the stores in each as needed. It allows us to control our working capital and keep our stock rooms very lean, which obviously improves our store efficiency. Our stores are all set up on automated replenishment, so items are replenished automatically as they sell through the point-of-sale, which helps us make sure we keep our in-stock levels in line. We also fulfill—by the way, I think this is a great capability that we’ll be able to share with the Albertsons’ team as we look to Piece Pick for the front-of-store drug store in the Albertsons’ locations. We also fulfill all of our online orders, our ecommerce business from our DC network, and we have no dependency on 3PL, or any other outside replenishment operation.

With that, I’ll turn it over to Jocey to walk us through our second pillar. Jocey?

Jocelyn Konrad:

Thanks so much, Bryan. At Rite Aid, we are one of the nation’s leading pharmacy chains, with more than 55 years of operations experience, and at our core, we serve as trusted advisors for our customers. Rite Aid currently operates over 2,500 pharmacies in 19 states and, as noted, dispenses over 215 million prescriptions each year. As specially trained certified immunizers, medication therapy management experts, and counsellors, our pharmacists play a critical role in the health and wellbeing of their patients. Healthcare is not only local, it’s personal, and our pharmacists recognize the unique needs of their patients and then differentiates how they deal with each patient separately based on those needs.

This merger is transformational for Rite Aid, as it takes us from being a strong regional pharmacy player and strengthens our position regionally, expanding our footprint, and combines us with the number two conventional grocer in the country to create what we believe will be the differentiated leader in food, health and wellness. There’s tremendous opportunity for us to leverage our pharmacy expertise and our passion for pharmacy to Albertsons’ patients. Together, we will offer a higher and more connected level of care, improving the health and wellbeing of our communities. Upon completion of the merger, we will operate more than 4,300 pharmacies and fill over 370 million prescriptions annually. We’ll bring our pharmacy brands together to provide more pharmacy options in more locations, increasing the quality and convenience of our pharmacy offerings, making us more attractive as a destination for our valuable pharmacy customers.

Moving on Page 61, every day, we’re committed to providing the best pharmacy experience possible for our patients, and technology plays an important role in achieving the level of service we want to be known for by our patients, and the benefits of investing in technology are also twofold. Not only do they help with patient experience, they help improve the experience of our pharmacy teams, too.

On this slide, you’ll see the first row, which combines ACR, one-trip refills, our mobile app and Rx messaging. These are just a few examples of how we’ve used technology to deliver on our commitment to our patients. These tools provide automated communications via SMS, email and phone calls to consumers to help them stay compliant to their medications and make them aware of the status of their prescriptions, and as patients utilize these services, it improves workflow and gives our pharmacists more time to provide clinical services, like immunizations and medication reviews, face-to-face with patients while they are visiting our stores.

On the lower half of this slide, you’ll see some examples of technology enhancements that truly benefit our pharmacy teams, but ultimately our patients, too, as they provide our pharmacists more time to take care of our patients. Workload balancing, prescription prioritization and our Central Fill facility allow our pharmacies and pharmacists to operate more efficiently and effectively, while helping us manage costs, and ultimately positively improving the patient’s experience.

Moving on to Page 62, we can see here I noted a few key stats from the healthcare landscape. As the healthcare landscape continues to change, we will continue to do so, as well. We must be active participants and advocate on behalf of our industry and our patients. We believe that retail pharmacy is well positioned to improve health outcomes and to help control and lower healthcare costs. This has been an area of focus at Rite Aid in recent years, as evidenced by initiatives like our Rite Aid Help Line pilot, our acquisition of RediClinic, of Dialog and EnvisionRxOptions, and other patient-minded measures.

We are focusing largely on three pillars:  adherence, immunization and medication therapy management. We refer to it at Rite Aid as AIM. Each of these areas represent significant opportunities to grow our business, and they also will help address the strain on the U.S. healthcare system, as seen by the numbers on this slide. We want to ensure that our pharmacists are practicing at the top of their license and supporting the health and wellness of our patients. Our pharmacists continue to build more personal relationships through these clinical initiatives and are securing their unique role as the trusted advisor for the patients they serve in a convenient, low-cost setting.

As we look to adherence, it is a known fact that failure to take prescriptions as prescribed causes in excess of $290 billion of avoidable healthcare costs. Pharmacists are in the best position to support patients and make significant changes through personal counselling and motivational interviewing. At Rite Aid, we currently use predictive analytics, while partnering with Health Dialog, to identify patients at risk of being non-compliant and intervening to help support these patients try to improve compliance. In fact, in the past two years, we’ve made improvements in our adherence of our Med-D patients, focusing on key STAR measures, including diabetes, hypertension and cholesterol medication.

Our second key initiative is immunization. Immunization is a great opportunity for our pharmacists to make personal and appropriate recommendations to keep our patients well and prevent disease for not only them, but their families, coworkers and the communities that they live in. At Rite Aid, this continues to be an important clinical initiative that also supports additional pharmacy growth. Last year, we realized 17% year-over-year growth in flu immunizations alone, and year to date this fiscal, I’m excited to say we’ve already seen an increase of 114% of all immunizations. It is clear that our pharmacists and pharmacy teams are fully engaged with the initiative, and we continue to use our tools, like Vaccine Central, to help drive appropriate recommendations, ultimately keeping our patients well.

Lastly, medication therapy management, or MTM. Patients with multiple chronic conditions have complex therapies and at times need additional support to manage their conditions and their multiple prescriptions. Complex chronic patients, although only 17% of the population, drive about 50% of total healthcare costs. Our pharmacists again are positioned well to help maximize the effectiveness of a patient’s drug therapy and work together and collaborate with other healthcare providers to improve outcome. Rite Aid pharmacists are easily accessible to these patients and can meet them when and where it is most convenient for patients.

We look forward to combining our best practices with the Albertsons’ pharmacies to provide these clinical services and serve as the trusted advisor for all of our pharmacy customers.

Now, let’s take a moment to highlight just how our pharmacists at Rite Aid supported our patients during this past flu season. As you can see, with us it’s personal.

(Video Presentation)

I love that video, “See me well or see me later. Either way, you’re going to see us.”

We move to Page 63. The other important thing that we do is patient safety. It is our priority. It’s at the center of everything we do. We continue to review and enhance our policies and procedures and invested significantly to make enhancements to our system to ensure every prescription is filled accurately. Beyond this, specifically in regards to the opioid epidemic sweeping our country, patient safety has taken on a new meaning. As medication experts, we know the power of medications when they are used correctly, but also how dangerous they can be if misused or abused. We want to be part of the solution, and as such, we’ve taken a multi-faceted approach in response to the opioid epidemic.

Over the past few years, we’ve worked to make Naloxone, the opioid overdose reversal medication, available in all of our pharmacies without a prescription, and we are actively educating patients and caregivers when opioids are dispensed. Additionally, we’ve implemented a red flag process to validate control substance prescriptions, ensuring they are for legitimate medical needs, and we offer ongoing training to our pharmacy teams and provide resources to patients in-store with prescriptions and online. Through our Rite Aid Foundation, we’ve launched the KidCents Safe Medication Disposal Program, giving our communities an avenue to safely dispose of unwanted, unused or expired medications. We also sell medication disposal envelopes in our stores and support all DEA take-back days.

Lastly, as we move to Slide 64, let’s bring it all together with our proprietary pharmacy system. Our proprietary dispensing system, known as NexGen, is paramount to our commitment to patient safety and supports all of our key initiatives. As we make upgrades to our system, we constantly keep the pharmacist experience in mind and how they can best serve their patients in one place.

We are most excited about one of the most recent upgrades to our system, and that is depicted here on the left upper corner. We have named this new program Rite Care. It is a clinical decision tool that uses analytics and aggregates dispensing data and patient demographics to provide our pharmacists with opportunities to engage with patients based on our key initiatives. On the back end, we can pull this data together and then present the specific patient opportunity while in workflow at the completion of filling a patient’s prescription to the pharmacist. Our pharmacists do not have to manually review multiple disparate pieces of information or dashboards and, therefore, they have more time to have meaningful conversations with their patients and make specific personal recommendations.

Our proprietary dispensing system, NexGen, will serve as the lynchpin of the new combined entity, enabling us to seamlessly serve our pharmacy patients no matter which of our pharmacies they visit, and we will bring all of our established technology systems and safety programs to all pharmacists across the combined company, which will make for a consistent experience among our team of associates and patients.

With that, I will turn it to Kermit.

Kermit Crawford:

Thanks, Jocey. I certainly hope you can see the passion, the pharmacy expertise and the technology that Rite Aid will bring to the Albertsons merger acquisition. Before we dive into our third pillar and discuss the access and capabilities that allow us to build a winning value proposition for payors and providers, I thought I’d start with an overview of the different types of pharmacy networks and the network trends that are taking place in the market today.

So, on Slide 66, there are three types of pharmacy networks.

First, the open or the broad network, and you should think of this as a network including basically all pharmacies in the U.S. today. So, pharmacies have access to all members or covered lives, and members have access to all pharmacies and pay the same out-of-pockets cost at all pharmacies.

A preferred network, it is a two-tiered network with a co-pay differential. So, pharmacies provide a lower cost to payors to be considered preferred or to have a preferred status within the network. So, members would pay the option of using any pharmacy in the network, but they have a lower out-of-pocket cost or a lower co-pay in this subset of preferred pharmacies.

Lastly, a narrow or limited network actually excludes one of the large chains or a PSAO from a client market. So, a PSAO is the Pharmacy Services Administration Organization, and these PSAOs provide services such as third-party contracting for independent pharmacies with PBMs or other payors. So, in a narrow or limited network, members must use a specific list of pharmacies, or if they go to a different pharmacy outside of that network, they would have to actually pay full costs, and obviously no ones paying full costs today.

On Slide 67, it shows you the continued growth of limited and preferred networks within the commercial plans. So, think of commercial as non-seniors. You can see in the last three years how this has accelerated, and today, about 74% of all members or all employees are in the preferred or narrow networks on the commercial side.

Slide 68 focuses on the Medicare Part D, and here you can see the dramatic growth of preferred networks in the Medicare Part D, or PDP plans for seniors, growing from 7% to 99% estimated this year. We have a real opportunity here, in that Rite Aid, we only participate in one preferred network, and that’s our EnvisionRxOptions preferred network.

So, Slide 69, literally brings all of this together and really gives you a picture of how preferred networks drive traffic. Preferred pharmacies provide lower cost to payors in exchange for increased traffic, increased market share. Payors offer customers a lower cost at a preferred pharmacy and customers are choosing these preferred pharmacies because of lower out-of-pocket cost and lower co-pay. Our combined business will actually look to convert these customers, as we participate in preferred and narrow networks, to grocery customers, which gives us the ability to reinvest within those networks and keep this flywheel going. So, that’s going to be a key part of how we grow our business going forward.

On Slide 70, look, why would payors partner with this new combination? All payors and members want three things:  better costs, better experience and better outcome. So, better costs, members want a lower co-pay, lower out-of-pocket cost, and they want to pay lower costs for drugs. Payors are looking for the lowest cost possible in the purchasing of their drugs. Better experience, all members, all customers want a personalized, convenient experience, one that makes my life easier as a patient, and payors all want a differentiated experience for their members or their patients, as compared to their competition. And everyone wants better outcomes. Members want to maintain their health, live healthier lifestyles, and payors want better health outcomes, better health outcomes, lower overall medical costs. We talk about the combinations that are taking place in the market today, you know, providers partnering with payors, it is to get that benefit that’s created at the pharmacy level on the medical side or the person who’s taking risks.

So, with these three things in mind, we think payors will want to partner with us to leverage the convenience of a trusted pharmacy and a local grocery retail model with a very competitive preferred and limited network option. They’ll want to utilize the combined network of over 300 retail-based clinics to serve their members. They’ll want to implement highly discounted retail/mail limited network for 90-day maintenance medication. We’re all familiar with the maintenance story. They all want to develop, especially the local or regional payors—let’s remember, healthcare is local, healthcare is all regional—so a regional pharmacy-based clinical services offering to improve medication adherence, drive better adverse—reduce the number of adverse drug events and increase drug therapy management, all the things that Jocey talked about for AIM, and all of which lower a payor’s overall medical cost. Through EnvisionRxOptions, we’ll also be able to provide payors of all types a fully integrated specialty pharmacy solution, and we’ll also be able to leverage EnvisionRx and our integrated PBM and retail-based Medication Therapy Medication Program to partner with Medicare Part D plans that are looking to improve their Medicare STAR rating through Medicare Comprehensive Medication Review excellence.

Let’s turn to Slide 71. As part of the Walgreens deal, we had the ability to leverage WBA’s scale through enhanced pharmacy purchasing, which further enabled us the ability to participate in preferred and narrow networks. The option is currently available to Rite Aid and this expires in May of 2019, and requires us to purchase our branded products from ABC. As a side note, we currently have a wholesale contract with McKesson which expires in 2019. We’ve got a meaningful benefit which was identified in a clean room process, and we will conduct a bidding process, which could include other wholesalers, to achieve the lowest possible drug cost before we exercise the WBA auction. This WBA auction is very key to us, as we think about our drug costs going forward.

So, let’s take a look at the assets which actually give us the ability to build this winning value proposition for our payors and providers.

On Page 72, our PBM EnvisionRxOptions is a full-service PBM. It was founded to create a disruptive, nimble, pass-through PBM, which is focused on customer alignment and transparency. EnvisionRxOptions has a comprehensive suite of PBM services offered as a bundle or à la carte, and is designed to drive a diverse client base. The services include things like a patented point-of-service rebate capability and third-party claims adjudication platform which is utilized by over 20 different PBMs today. We aggregate over 22 million lives across all of our businesses, which includes mail order, specialty pharmacy, a cash discount card, and an infertility pharmacy. We also have a traditional PBM model for our diverse set of clients that prefer the traditional (inaudible) model. One of the key assets of EnvisionRxOptions is our Envision Insurance Plan.

Let’s take a look on Slide 73 of our Envision Insurance. Envision Insurance is a Medicare-approved insurance company, recognized as a national provider for Medicare Part D drug plans. Our Envision Medicare Part D plan is focused on the healthier, more profitable chooser and EGWP segments of population. It’s licensed in 50 states and two territories, and it had significant growth this past year. You can see from the chart on the right that our Medicare Part D business is expected to grow by 50% in 2018, and one thing to note is that we did not bid in the state of California in 2018, so we see this as a significant opportunity to increase lives going forward, as you think about the concentrated market density on the West Coast.

Let’s turn to Slide 74. All of you are familiar with the acute care clinics. RediClinic provides acute episodic care at lower cost in a convenient retail setting. We provide customers with easy access to high-quality, affordable healthcare, including preventive care and weight management. I can tell you the team can’t wait to work with the staff at Plated to create healthy meal choices for patients with polychronic conditions and those who are looking to better manage their healthy disease state. So, we think this, too, will play a key role in how we think about healthcare not only in the front of our stores, but also in the back of our stores.

So, RediClinic is an experienced operator with an end-to-end clinical billing solution and existing healthcare system partnership. We have a lot of experience in how to manage healthcare partnerships. We currently have healthcare partners who provide co-branding opportunities, have physician oversight and marketing support, all of which helps drive their members into our clinics and into our retail stores. Today, the grocery store formats are the most successful platforms for Rite Aid clinics, and Albertsons has 200 plus stores that have clinic spaces already built out and are what we call clinic-ready, and they have the potential for more opportunities as we test and learn this model with our combination.

If we turn to page 75, Health Dialog is an integrated population health management solution that drives better health and financial outcome for its payors and its population. We utilize a number of cost effective programs, including wellness programs, chronic care management, medications therapy management, and we have 24-hour nurse lines. We also have a set of powerful tools and services that are designed to help our patients achieve their health outcome, things like our diabetes mobile apps and telephonic coaching.

Today, Rite Aid and EnvisionRxOptions are utilizing Health Dialog to drive improved adherence and increased star ratings for certain payors through the use of predictive analytics and telephonic coaching of Health Dialog. We see Health Dialog playing a key role in enabling us to improve medication therapy, management, improving medication adherence for both payors and patients, and enhancing our brand and our value proposition for the various payors that we’ll be working with.

If you turn to Slide 76, Slide 76 really looks at the health and wellness spectrum, beginning with awareness, going all the way to disease state management. You can see from this slide how the combination of Rite Aid and Albertsons has a greater reach across this entire health and wellness spectrum. When you think about creating an integrated, higher caliber offer together, that’s what we bring. From awareness to our pharmacists, healthy lifestyles through GNC, providing foods, food options, food ratings, diagnostic and testing and disease state management, this is a tremendous combination and we see a lot of opportunity to really become the premier food, health and wellness destination, as we benefit from this combination.

John, I turn it back over to you.

John Standley:

Yes. Thank you, Kermit. That was a great overview there. Thank you very much for that and thanks to all of our presenters this morning. We’re going to take a short break right now—10, 15 minutes, I’d say—and then we’ll come back for the afternoon discussion and then Q&A. Thank you.

(BREAK)

John Standley:

Who’s kicking us off, Bob or Shane? Kermit. Sorry.

Kermit Crawford:

As John said, we’ll talk about synergies as we turn to Slide 78. Look, our nationally recognized pharmacy and grocery brands create an opportunity to drive traffic and grow our top-line revenue. We’re very confident that we can deliver the $3.6 billion in incremental revenue by the end of February through 2022. As you can see from Slide 78, 65% of the revenue will be in two areas, participating in narrow networks and the network effect of rebranding the Albertsons pharmacies and merging our two loyalty programs. When we talk about the narrow network—and we will partner with EnvisionRxOptions that owns PBM. We’ll partner with other PBMs, we’ll partner with local payors to participate in both preferred and narrow networks, driving incremental traffic into our stores.

We talked about kind of the flywheels and how this process works and how we’ll have more to invest, more margins to invest in these narrow networks. The network effect of rebranding our existing Albertsons pharmacies and leveraging the Rite Aid pharmacy expertise to enhance the overall customer experience that Jocey talked about, and integrating our loyalty programs will drive additional traffic and increase our basket size, all contributing to the incremental $3.6 billion. Also, through broadening our overall health and wellness value proposition and creating a best-in-class omnichannel experience, we’re confident that we’ll grow this top line.

We’ll go into more details on each of these, but let me turn it over to Jim to talk about these last two buckets.

Jim Donald:

Yes. The last two buckets, I believe, are as exciting. When you think about combining our loyalty programs with our higher spending pharmacy customers, take advantage of what we have done for almost 80 years—that would be food merchandising—and you combine it with the availability of over 10,000 SKUs of our Own Brands and branded products all negotiated from a larger base. In addition, as I’ve toured through Rite Aid stores over the past few weeks with some of their senior members of management, the opportunity to accelerate fresh offerings is big. Just for an example, fresh individual sandwiches, the lunch offerings near the front end; our Own Brand frozen entrées, Lucerne products from the dairy, O Organics to complement the health and wellness, as well as our signature lines, again, reminding all of you that those are all over $1 billion lines.

This will drive incremental revenues, expand margins, and improve the efficiencies of our distribution and manufacturing plants. Combining this with our ecommerce experience to date, that’s when (phon) those combinations include home delivery, Drive Up & Go Instacart, Endless Aisle, Rite Aid direct ship to home, EnvisionRx, Plated, PBMs and mail order just to mention a few. The synergies will continue to help fund solutions to, again, help our customers get what they want, when and how they want it.

Kermit?

Kermit Crawford:

Let’s turn to Page 79. I know you’ve seen this slide, but let’s take a deeper look at really kind of West Coast and Pennsylvania where we’ll have number one or number two in counter share. As John said earlier, this combination expands our scale, it expands our convenience, and certainly the density which we have in these markets, which would just make us more attractive. This level of density and convenience for payers certainly gives our customers the ability to pick up their prescription seamlessly, whether it’s in their grocery shopping trip, whether it’s at a freestanding Rite Aid, or a drive-thru. Really, around that thinking around making this experience kind of easy for our customers, and payers are certainly going to be attracted to creating networks with the Albertsons-Rite Aid combination. When you see the density, when you see the coverage, I mean, it’s all about access for payers, and when we think about local markets and local payers, we’re going to have enough access as a combined company to where we can create preferred limited networks. We can eliminate one of the other large chains.

This combined counter share, the ability to invest, we’ll be able to invest as a larger company, better economics, we’ll be able to invest in these preferred and narrow networks, not only with our PBMs but with other PBMs. When you think about the West Coast, and our Envision Insurance Company Medicare Part D Plan, which is literally going to grow by 50% this year, we’ll be able to go back into that West Coast market. As we think about these opportunities, it gives us a tremendous amount of confidence that we can reach this target.

If we turn to the next page and really just kind of look at the math, if you think about for every 100,000 lives, they’ll drive $200 million in incremental combined grocery and drug revenue on an annual basis. There’re 50 million people in our West Coast market. We’re number one in Washington, Oregon and a very strong number two in California. Through these preferred networks and preferred relationships, not only with local payors—remember I go back to healthcare as local—but expanding Envision’s Insurance Medicare Part D plan into the California, if you do the math, we only need 600,000 new lives to come into our network to reach our target. We feel very confident that this target is doable as we think about the density of population and the density of our stores on the West Coast.

Jim?

Jim Donald:

Page 81, Daisy.

Combining the forces to bring together our strengths for food, health and wellness, also combining our forces to bring together a stronger loyalty program. Let me give you a little landscape. Greater than 6 million households shopping at Rite Aid live within five miles of an Albertsons and greater than 10 million households shopping at Albertsons live within five miles of a Rite Aid. Our journey is driving cross-enrollment the customer mapping, getting these customers to our stores, and creating regular habits.

Now, behind the scenes we have analytical professionals with deep experience in this area from Amazon, Walt Disney, NBC Universal, Etsy, and we’re focusing on two areas. Day 1 is conversion of Rite Aid customers to Albertsons and Albertsons customers to Rite Aid; and Day 2 is conversion, acquisition, retention, optimization partnering with IT to build a point of contact next-generation platform. Our influence strategies include enrollment incentives, first-trip driver incentives and basket building which will help build this combined loyalty program to give us competitive advantages throughout our four-wall and no-wall environment.

What we’ve talked about our bricks and mortar synergies, we also have opportunities for ecommerce as well, combining from Rite Aid single unit pick fulfillment which Brian talked about, Rite Aid web script pickup, PBMs, and mail order. On the Albertsons side, our omnichannel platform will fit nicely with Rite Aid stores.

When you put all this together, in Just for U and Wellness you have an engine that covers 26 million households with 520 personalized offers, throwing off synergies as well as building a best-in-class program, adding better engagement with performance media, obtaining deeper vendor funding, and personalizes the benefits of the two companies for every consumer.

Kermit?

Kermit Crawford:

If we turn to Page 82, retail is not only about brand but it’s about location, location, location and experience, experience, experience. As we think about it from a Rite Aid perspective, we’re going to go from 2,500 pharmacies to over 4,300 conveniently located, leading grocery store banners in a powerful combination, increasing both brand recognition and loyalty for both banners. But for Rite Aid, I mean, it would’ve been a real challenge for us to go into Texas and Arizona as a standalone freestanding unit. Now we’re going in re-bannering these Albertsons stores in Texas, Illinois, Arizona, and if you really think forward, it gives us an opportunity to really grow our business. But not only does this combination increase ways for our patients from a prescription perspective, to pick up their prescriptions, better their healthcare needs, to get services in the grocery stores, it also increases the convenience of buying cross-merchandise products in both footprints. Jim will talk about some of the cross-merchandising.

Jim Donald:

Now, look, I told you earlier I’ve been traveling stores with members of the Merchandising Team for both Rite Aid and Albertsons. I’ve talked to store management in both Rite Aid and Albertsons, and the level of excitement from a demand standpoint is very, very strong right now. As I mentioned earlier, around a third of our revenue synergies are generated by combining the strength of both companies, but, as Kermit said, going back to the age-old tactic in supermarket called cross-merchandising.

Kermit?

Kermit Crawford:

I just want to reemphasize what Brian talked about earlier and the opportunity for Rite Aid to completely differentiate the front end of our stores from all of our drugstore competition through the expanding of fresh food offering, through expanding meals from Plated Own Brand, dried goods. We talked about before $1 billion Own Brand O Organic, Open Nature, Lucerne. This can completely redo the front end of Rite Aid drugstores, and Albertsons has invested heavily in their Own Brand. You heard that from Shane and from Susan, and we’re certainly going to leverage that to reinvent the front end of our drugstores.

But Albertsons has also invested in enhancing the patient care for their customers, so let’s turn to Page 84. Albertson has spent more than $400 million in cap ex building our facilities with waiting rooms and one to two patient rooms. They’ve organically grown over 250 clinics through partnerships with healthcare professionals, providing things like blood draws, from labs, urgent care, and even telemedicine. As I said earlier, Albertsons had nearly 200 additional locations with facilities that are already built out and available for use by RediClinic. Remember, RediClinic is an experienced, well-established operator with experience in strategic partnerships with health systems and operating in grocery stores. By far, our most successful Rite Aid RediClinics are located in the grocery store format, and so Albertsons will provide the ideal format and opportunity for us to immediately expand our RediClinics without a significant upfront capital expenditure.

Let me turn the presentation over now to Shane to discuss the omnichannel synergies.

Shane Sampson:

I think both Jim and Kermit have both commented on expanding the capabilities across both of the companies and we’re excited to have about 4,868 store footprints to do that with, really to attract new customers by offering grocery and pharmacy pickup or delivery in one location, expand delivery into the front ends of the Rite Aid, and offer Drive Up & Go to more locations. We think that that’s truly a large opportunity.

Not only that, but innovative solutions going cross-selling and up-selling on our Plated capabilities. Both John and Kermit have mentioned the dietary-specific meals for our patients with polychromic conditions such as diet abilities, selling meal kit subscriptions into Rite Aid stores, and also Plated approval in national health plans so doctors can prescribe those meals as well. But we’re also excited about the Weigh Forward weight loss program. Who better to tell that than our customers with our black tie, white glove, Drive Up & Go service, home delivery service, and we’ve got a video here for you.

(Video presentation)

Shane Sampson:

Great fresh foods, great food and drugs delivered right to your kitchen, and sealing the deal is our service ambassadors, those drivers that go into the kitchens every single day. That’s really truly special and that’s where magic happens.

With that, Bob?

Bob Dimond:

Thanks, Shane. In addition to the revenue synergies that the team has just spoken about, we’ve identified $375 million of annual cost energies. On this slide, the first four synergy categories totaled $280 million and represent one half of 1% of our COGS, so very achievable. The first item, branded product savings, should deliver $90 million of cost synergies by leveraging our combined companies’ size and scale with our vendors.

On the next bullet, if you look at private label synergies, by introducing Albertsons’ Own Brand products into the Rite Aid front end of the Rite Aid grocery sections, and by adding Rite Aid’s Own Brands general merchandise and HBC products into the Albertsons stores, this will greatly improve our private label penetration at both companies. Importantly, these actions will be very margin accretive because private label margins are typically in excess of 1,200 basis points higher than branded margins. We’ve identified $75 million of benefits associated with pharmacy purchasing, and by expanding the combined company’s central fill capabilities. Twenty five million dollars of distribution synergies will occur by putting our two supply chain networks together and by leveraging the Albertsons manufacturing plants to supply the Rite Aid stores.

If you look at the areas of marketing, advertising, insurance, utilities, and goods not for resell, these are areas that we took out of the Safeway merger playbook, and they’ll be applicable here as well and we’ve identified $55 million of opportunities in that bucket. Finally, we’ve identified $40 million of synergies that will come from consolidating certain of our corporate and regional administrative functions as we complete the integration.

We’re very confident in our ability to achieve these collective cost synergies.

If you flip to Page 87, we’ve developed a proven model, not only for integrating acquisitions but also for delivering the identified synergies. This slide includes an update on where Albertsons is at and realizing the Safeway merger synergies. You may recall that at the time of the merger we identified Safeway synergies totaling $800 million. We now expect to achieve in excess of $823 million of run rate synergies at the end of this year fiscal 2018. Also, you’ll see that the categories of cost synergies for the Safeway merger are very similar to those that we identified in this combination. This gives us significant experience in achieving the cost synergies in the areas that we’ve identified here. We’re also very confident in our ability to achieve both the cost synergies and the revenue synergies that we’ve identified with the Rite Aid merger.

If you flip the Page 88, we’re very focused as well on planning now for the integration and the realization for the synergies of this merger. Albertsons has a dedicated integration management office that has internally managed the integration of the Safeway integration. Rite Aid has similarly managed the transition of the stores sold to Walgreens and the related TSA. So, we have experienced teams already on board that will manage this upcoming integration.

As in the past, our number one guiding principle is to ensure that we improve the customer experience at the stores and that we minimize any disruptions.

Further, we are focused on completing our integration activities so that we can realize full synergies on a run rate basis within 36 months. Shown on this slide are a few examples of progress that we’ve already made. For example, the Envision PBM team is already working on gaining access to narrow networks in the West Coast markets. Also, as indicated or listed at the bottom of the slide, all of the functional teams from both companies have been working collaboratively to establish their integration plans and to get there 100-day execution plans in place to begin delivering upon synergies at close.

With that, Shane, I’ll turn it back to you to go through our omnichannel approach.

Shane Sampson:

Okay. As Bob said, we’ve already been working with our partners over at Rite Aid on merchandising, loyalty, Own Brands, etc. But if you go to Page 90, this really is—I hate it to be an eye chart here—but really our schematic for the future and how we really think about how do we build out, not only what’s inside the walls but what’s outside the walls. It really at first starts with the customer, which is in the middle, and I would call that 1A. If you look at 1B down at the bottom—skip all the way to the bottom—providing our customers what, where, and when and how they want it. How do we do that in a way that we do it from a store retail perspective and support that from an artificial intelligence and data analytics perspective, and what are the building blocks; what’s the user experience from a digital online perspective?

If you look at the right-hand side of the slide there, is really the backend. How do we have the infinite aisle and marketplace, and supply those customers on the fulfillment side that’s on the left-hand side? So, backend, and then the front end, it’s not only inside the store, but outside the store.

What are our constellation of brands and building blocks? I’ll touch on a few of those there. Really, we want to be best at fresh, whether it be inside the box or outside the box. We want to deliver on that same promise every single day. Connecting with the customers from a direct-to-consumer perspective, Plated provides that from a meal kit perspective. As you go across there, we’re experts in grocery, we’re experts in the baby categories, we’re experts now with Rite Aid partnership in health and wellness, vitamin and supplements, general merchandise in HBC, and then how do we reward our best customers at the top right there? Again, we’ve still got areas here to continue to build on, work on, but it’s really a simple as is: how do you get one more item in the cart, one more item in the box, one more item in the truck, or one more item in the mail? If you look at that with our customer counts that go through our stores today, that’s another—one more item in the those avenues is $120 million to $140 million per week to us.

Let’s go to the platform. One of the things that we’re working on the next page, Page 91, is to have a seamless integrated, contemporary platform. You heard me talk about it earlier from an ecommerce perspective. How are we delighting our customers where the products online jump off the device just like they would a table in a supermarket or in a drugstore? It’s really, again, single sign-on, seamless integration, high-quality image with great search engines. That’s around shopping the in-store mode, great content, delivering rewards back to the consumers on the right, and having a multichannel patient engagement platform as well, all in one single device that you have in your hand.

That’s how this is all coming together. It’ll come together more seamlessly from the app skill stores late summer, and then as we move forward with our Rite Aid partners.

Let’s talk about loyalty programs on the next slide on Page 92. You heard Jim and Kermit and John talk about this. This is better together is how I theme up this slide. From Just for U to Wellness+, personalized deals, tiered discounts, bonus cash offers, fuel rewards, free product sampling, and then all the other things that our integrated platform bring to us, delighting 26 million households with 520 million offers per week. Again, very, very exciting and a very, very exciting way to connect with our consumers to drive basket frequency, the visit, and more share of the wallet.

On Page 93 we’ll talk about—which has been mentioned a couple times here today—identifying the customers that we want to talk to, how do we do that in the content and communities that are most relevant and most relevant by means of which channel we’re going to connect with them, and then how do we get more investment from our CPG partners, which we’ve talked about our performance media platform multiple times today, to activate our marketing, measure their ROI, but most importantly, drive trips and baskets back into our stores. We do that through our social networks and our Albertson’s/Rite Aid performance media.

If you go to the next slide, Jim and Kermit talked on this as well. Page 94 is about leveraging our data and analytics platform, and item number one here is customer centric retailing, what are the suites tools, and then how do we have targeted engagement. It’s really having deep category insights to develop business plans with our partners internally through our Own Brands, externally through our CPGs that allow us to give targeted offers with targeted promotions and targeted pricing that also feeds our assortment in our stores from assortment, from a placement perspective, and adjacency perspective that Kevin talked to on I2E (phon), which we believe is a state-of-the-art, space management program that we are implementing today, and, most importantly, at the end of the day, how do we engage with our lead in (phon) best households to drive folks up that product purchase tree.

We do that on Page 95, which Kevin touched on these earlier, with our data science platform. We’ve hired a data science team that’s led with a new leader. Really, if you look across the top there, the first two things are really how do you drive sales. We’ve talked about revenue synergies here today. How do we leverage our loyalty and digital marketing to cross-sell and up-sell, and, really, how do we turbocharge that? That’s what our data analytics and data science team will help us do.

Then next four are around the negotiations of four Ps—Product, Price, Placement, and Promotion—and how do we negotiate with our vendors. Then last, but surely not least, is how do we make sure that we are as most efficient as possible with our scheduling systems, shrink management, and how do we make sure that we have the right products in the store at the right time through our demand forecasting platforms?

On Page 96 is really around investing in our tech stack and how do we make it easier for the customer is how our strategies start. If you look here, there’s a lot around the front end payment, making life seamless and easier through the checkout process, speeding up the front end through the EMV chip, speed up the payments, scan-bag-go technology. We’re experimenting with Amazon Go like technology today, for example, where somebody could come in and pick up a Plated order, they would know that you’re in the store, it would tender an order and you can leave outside of the check stands.

From a modernization perspective, it’s all run connectivity, making sure we have the right WiFi, make sure that we have the right broadband, telecom in our stores to make sure that we have a tech stack that allows us to stack the things that you saw in the first slide from our omnichannel approach. Again, to add the speed and frictionless is our one-touch fuel. We did a demo with the collective Rite Aid team and Albertsons Team two weeks ago where we went through a gas station, you pull up to one of our in-house gas stations, it recognizes that you are at the gas station, it turns the pump on for you, you pump your fuel, and it tenders you out, and you’re on your way; again, making it fast and making it seamless.

How does this all come together? I’ve talked about this a couple of different times in a couple of different ways today. We’ve got a diverse set of ecommerce capabilities to delight the customer, outside of the walls, including inside of the walls, and it’s really our service ambassadors, which I couldn’t tell any better from our customers’ perspective and our service ambassadors’ perspective in the last video.

The second column is building on our deep capabilities, so building breadth and depth. Then we’re excited about our partnership with Rite Aid. One of the things on here on the top is Rite Aid picks out of each pick warehouses. What better way to offer that service across the nation where you can pick an order through the mail, it comes to somebody’s house the next day; again, offering other capabilities that we collectively wouldn’t have if we weren’t together. Again, at the bottom, working on the infinite aisle, more virtual storefronts that we think we can get to the consumer faster; as an example would be our O Organic storefront that is currently in production to launch. Working on membership and subscriptions, and then again, key categories for us around wine, floral, baby, and pet.

But before I leave this slide, I’d like to show you a quick video of how we’re thinking about the future and it’s the future of food through the view and eyes of Plated.

(Video presentation)

Shane Sampson:

With that, Bob, I’ll turn it back to you.

Bob Dimond:

Yes. I think is probably a good point for us to stop for lunch, so we’ll take 30 minutes for lunch. We’ll be back in 30. Thank you.

Welcome back. We’ll now go into the financial portion of the presentation. If you can all turn to Slide 99, this shows the Albertson’s performance during the last four fiscal years in addition to our guidance for fiscal 2018.

You’ll see that sales increased from $57.5 billion in 2014 to just under $60 billion in 2017, and we’ve provided sales guidance for this year, 2018, for ID sales of 1.5% to 2% or $61 billion in total sales. Our gross margin grew from 26.9% in fiscal 2014 to 27.9% in fiscal 2016, largely due to cost of goods sold synergies that were realized. However, you’ll see a dip in fiscal 2017 of about the 60 basis points to 27.3% due to experiencing a couple of things—30 basis points of increased shrink, in part to store conversion activities which created a temporary distraction. Fiscal 2017’s increased shrink expense was really an aberration. Our operators, after realizing the negative trend, refocused and retrained the stores on disciplines that control our excess shrink and have already got it back to our pre-2017 levels.

Gross margin was also negatively impacted in part by deflation and due to investing in promotions and price to drive sales. In 2018, our guidance is to improve gross margin back to 27.9% through a combination of improving shrink, realizing Safeway merger distribution synergies, and increasing our Own Brand’s penetration. We feel very confident in our ability to achieve this increase or this improvement in 2018.

Looking down to Adjusted EBITDA, you’ll see that that increased between 2014 and 2016 to $2.8 billion, and also slipped in 2017. That was due to the gross margin issue just described. Our guidance for 2018 is for Adjusted EBITDA of $2.7 billion, which largely reflects the improvement in gross margin and, as indicated, we’ve already seen improvement in shrink and believe we’re on track to achieve our $2.7 billion target.

Flipping to the next page, on Page 100, this shows our most recent quarter’s results for Q4 of 2017, which entered in February. Total sales during Q4 of ‘17 increased 1.6% to $14 billion compared to the prior year, primarily due to ID sales increasing by 0.6% and having higher fuel sales. Please note that just ahead of Q4, deflation turned to a modest level of inflation after an unprecedented 19-month period of deflation where many companies in our sector like us experienced negative IDs. Important here is that our ID sales during Q4 improved sequentially by 240 basis points over Q3, and we feel very good about our trends in ID sales.

Excluding fuel, gross margin in Q4 decreased 30 basis points to 28.1% year-over-year, primarily due to investments in promotions and price to drive sales. The Adjusted EBITDA during Q4 increased to $712 million or 5.1% of sales, and this was notably the highest Q4 EBITDA that we’ve achieved since the merger with Safeway. Based upon our strong Q4 trends, this has set us up well for starting 2018. Speaking of 2018, if you can flip over to Page 101, I’ll go into a little bit more detail on our guidance.

We expect a continuation of positive ID sales momentum in 2018 and expect it to grow to 1.5% to 2% for the year. We expect continued improvement in operating results and are confident in our ability to achieve the $2.7 billion of Adjusted EBITDA. The major components of that increase are shown in the EBITDA bridge. There’s $170 million of improvement in shrink expense that represents 30 basis points of sales, which had been elevated temporarily, in part by the system conversions that I mentioned on the prior slide, and for which we are already running at the level to achieve this $170 million of savings.

One hundred million dollars of incremental Safeway synergies will be achieve this year. There’s really only two components left. There’s a small component that we’ll get from DC consolidations that occurred at the end of 2017, so we’ll get a full year’s worth of benefit there, as well as the elimination of the TSA fees paid to SUPERVALU that go way as we convert the remaining divisions onto the Safeway systems and off of the SUPERVALU system. That will all be complete by September of 2018.

Finally, the remaining $30 million, it’s really a net of several items. We identified cost reduction initiatives and margin improvements from increasing Own Brands penetration and that is partially offset by union contract, minimum wage, and other normal cost increases.

We expect to spend $1.2 billion in cap ex during 2018, and that will be used to continue to upgrade our stores by focusing on remodels and resets, as well as accelerating our investment in technology, ecommerce, and supply chain automation projects that both Kevin and James had discussed here a little bit earlier.

With that, I’ll turn the presentation over to Darren.

Darren Karst:

Thanks, Bob, and I turn to Page 102. Just very briefly, this is a summary of key financial information of Rite Aid’s Continuing Operations over the past four years. For all the periods we’ve presented here, this excludes a portion of business we recently pulled to WBA. I should also point out that EnvisionRxOptions was acquired during our fiscal year that ended February 27, 2016, and so the results during that year include just a partial year for Envision, actually about eight months of Envision activity.

Envision has a substantially different gross margin profile than our retail business. It has a gross margin of around 6% to 7% versus on the retail side it’s about 27% to 28%. As that business has grown since we acquired it, it has really kind of changed the mix of our consolidated gross margins and EBITDA margins, so you should keep that in mind.

Aside from that business mix change related Envision, the overall trends of the business largely reflect the effect of reimbursement rate pressure. Frankly, this is a bit of a constant in the pharmacy business, but it really intensified during the period when we were working on our transaction with WBA. That is the period where WBA first agreed to acquire all of Rite Aid, then ultimately that acquisition wasn’t approved and we completed the asset sale transaction. But, during that overhang period which covers the period roughly from the beginning of calendar 2016 until late calendar 2017, our business suffered primarily because our vendor partners, and in particular our payor partners, didn’t really have a clear vision where our business would ultimately merge post the WBA transaction. But our business has now stabilized over the past four quarters and I’ll discuss that further on the next slide. Throughout this entire period, though, we had very solid cash flow and conversion.

Then turning to Page 103, as I just mentioned, our business has really stabilized in recent quarters now that we’ve transitioned away from the period of uncertainty during the whole WBA transaction period. During that period, our retail business certainly suffered, but, in fact, so did the business at Envision where our clients didn’t really have a clear vision of what that business would look like if it were acquired by WBA.

Our B2C business, which is really the front end of our store, withstood all of this fairly well. It was really the B2B business, which includes the retail pharmacy, and the PBM businesses, that saw more impact. In recent quarters, we’ve seen our pharmacy margins stabilize and our payor discussions have been more productive recently, as we had become more relevant now, that it’s clear to the payors that we’ll be an ongoing business partner. As a result, we’ve seen some stabilization of reimbursement rates and have clearer visibility on rates as we move into next year.

In terms of the cost side of our business, our team has done a good job of controlling expenses. Our overall SG&A expense management has been pretty effective throughout this period and therefore our cost structure remains pretty efficient. We’ve been able to focus and we’ve now been able to refocus our efforts back into reinvesting in the business, primarily through wellness store remodels. We’re also restoring our script file pipeline, so we expect to be able to step up our acquisition of script files back to the historic kind of pre-WBA base.

We achieved $647 million of EBITDA for the fiscal year that just ended on March 3, 2018, and as you can see in the graphic towards the lower part of this page, the relative stability over the last four quarters has been very encouraging, so we feel we’re positioned well as we look to next year.

Moving on to Page 104, for our most recent recently reported Q4, which, again, ended on March 3, 2018, our front end same store sales were off by 0.6% and the script count was off by 1.8%. We are still cycling through some pharmacy network losses that are impacting script count, and that tends to also have some related impact on our front end sales as well, but we do expect the cycle those losses towards the end of this summer, which is about midway through our current fiscal year. Our gross margins improved as our reimbursement rates stabilized and we continued to get value out of generic purchasing. For the year we just ended, we delivered a record number of immunizations.

Envision’s EBITDA declined somewhat as its revenue suffered from certain client losses, which, again, was largely driven by the WBA transaction uncertainty that I mentioned a little bit ago. But Envision is off to a pretty good calendar 2018 commercial selling season and had a strong Med D bid for calendar 2018, all of which is very encouraging. On a pro forma basis, our EBITDA was $173 million for the quarter, adjusted for the pro forma impact of the TSA fees we expect to receive from WBA for transitional services during the TSA period.

Moving to Page 105, as to our full-year forward guidance which we provided in our Q4 earnings release, we expect revenues to range from $21.7 billion to $22.1 billion with underlying same-store sales at flat to an increase of 1%. I previously mentioned that we’re still cycling script losses from pharmacy network losses that occurred during the prior-year, and because we’ll cycle those losses in the first half of the current fiscal year, we expect the first half of the year to lag our same-store sales guidance just a bit, and for the back half of the year, we expect it to be a bit stronger.

Our EBITDA is expected to range from $615 million to $675 million with the midpoint at $645 million. The primary drivers of our operating results are sales growth together with strong expense control, which will be driven from operating expense initiatives designed to improve our overall efficiency. We also expect to generate generic purchasing savings that will help offset reimbursement rate pressure. While reimbursement rate pressure is expected to be less than prior years, we do still attract some ongoing effect.

For Envision, we intend to invest some margin which has and EBITDA impact, but expect that have to drive top-line growth, and on the capital side we’ll spend about $250 million of cap ex which will be focused primarily on Wellness remodels and scripts file buys. That total cap ex amount of $250 million is right-sized for the size of our standalone business going forward and will help fuel our future growth.

With that, I think I turn it back to Bob to wrap up on financials.

Bob Dimond:

Yes. Thanks, Darren. If you look at Slide 106, this shows the pro forma historical financials for the combined company now. This purely sums together what you saw in the Albertsons and the Rite Aid pages here a few pages ago. But what’s new is that for fiscal 2018 we’ve included the Year 1 cost synergies of $80 million into our Adjusted EBITDA target. For clarity, the $3.425 billion shown for 2018’s Adjusted EBITDA is made up of Albertsons’ guidance of $2.7 billion plus the Rite Aid midpoint of $645 million, plus the Year 1 synergy of $80 million. As you can see over on the right-hand side, this then produces very strong free cash flow of $2 billion for the year.

If you flip to the next page, Page 107, the top portion of this slide will look familiar to you as John presented it a little bit earlier in the presentation. Importantly, it shows that this combination will drive a strong three-year CAGR growth for both sales and profit, our sales are expected to grow between 3.5% and 4.5%, and Adjusted EBITDA is expected to grow by a solid 11% to 15%. These percentages are fueled in part by the revenue and cost the synergies that we discussed for which we have a high degree of confidence in just being able to achieve. As such, this merger creates the opportunity for Albertsons and Rite Aid to grow and become much stronger together than we could ever do separately.

At the bottom of the page are some additional modeling assumptions. Interest expense for fiscal 2018 is expected to be $1 billion. Our effective tax rate is expected to be between 25% and 27%. D&A is expected to range between 2.5% and 2.7% of revenue, and cap ex is expected to be between $1.4 billion and $1.5 billion for the combined company.

If you flip to now my final slide, Slide 108, this shows the capitalization and pro forma debt maturity profile. As shown in the middle the table, our fiscal 2018 net debt leverage pro forma for the full run rate cost synergies is 3.9 times. Of note, we recently finalized our new five-year $5 billion ABL and a new five-year $1.5 billion ABL FILO term loan. These are supported by a combined borrowing base of just under $6.8 billion. We estimate that we’ll have $1.91 billion outstanding on the ABL at closing, and this will leave us with excess availability on the ABL of roughly $3.8 billion. Including cash, our total liquidity will be very strong, exceeding $4.6 billion.

We intend to maintain a strong financial position supported by a stable balance sheet, strong liquidity, and strong free cash flow. The combined company has the opportunity to generate significant annual free cash flow from which we’ll be able to pay down debt and reduce leverage, as well as to invest in the business. Our near-term leverage target is to de-lever to less than 2.75 times within 36 months.

That completes the financial portion. John, back to you.

John Standley:

Great. Thank you. Let’s flip to the next slide, if you would. I hope you’ve seen today how we’re going to be a differentiated leader in food, health and wellness offering. We presented a lot of material, but I think you can see we have a huge amount of resources and capabilities in the health, wellness, food space to really differentiate ourselves in the market space. What we’re going to do is we’re going to take all of those resources, all those capabilities that we’ve been talking about for the last several hours, and we’re going to empower you, each and every one of you, to take care of yourself, your family, and the community that you live in with leading food and wellness offerings. We’re going to make those conveniently available to you where, when, and how you want to shop. That’s really how we’re going to bring this all together.

Next slide, Daisy. I think we’re going to be really different in the marketplace because of these resources and capabilities that we have. We have an unparalleled combination of wellness resources to improve the quality of your life. I mean, yes, we have pharmacists in here, 4,300 pharmacies to work with, but we have healthcare coaches, we have wellness ambassadors, we have dietitians, we have experts in our supermarkets on fresh food. We have so many different ways to interact with you. We’re going to take a whole bunch of digital content that we have at Rite Aid and use it to really build out the overall company’s digital offering to really gear, and so the patients and customers have all kinds of resources to work with as they go forward in terms of how they want to interact with us from a wellness perspective.

One of the cornerstones of this company is clearly going to be the freshest high-quality perishables. I think you’ve heard a lot today from Jim and Shane and Susan about the great things that they’re doing across Albertsons Companies to really differentiate us from a perishable and fresh perspective, and we’re excited to have some of those capabilities work their way into the Rite Aid stores as we go forward, where it works and makes sense from a demographics perspective, and I think there’re some opportunities there to build that out.

We’re going to use our Own Brands, and you’ve seen a lot of the great products spread out here today that are available to us, and the manufacturing capabilities that we have to really differentiate us. I mean, we can do things here from a manufacturing perspective and an Own Brand perspective that really set us apart from everyone else. O Organics is just a fantastic example of that. It’s really the best organic brand in the country. Thrifty Ice Cream on the West Coast, if you go out to the West Coast and have an opportunity to try it. We just got flooded with comments after we announced the merger of the two companies about what’s going to happen to Thrifty Ice Cream, and it’s going to continue to be a cornerstone of the Rite Aid experience. So those unique products will really help differentiate us in the marketplace amongst competitors.

We’re really working hard here and we’re bringing together great capabilities, I think, from both sides here in terms of how we work with the information and our business, the data that we have, not just about our individual data about our customers but overall how our business behaves, to really personalize the experience with customers through direct interaction. That price on the shelf today is just not that meaningful anymore. I mean, there are so many things going on and the way we can communicate with customers directly to really tailor the experience for them, that’s becoming less and less meaningful and it’s more about how we directly make available to you the things you’re interested in and create that experience through all the resources we have. So that’s really kind of where we’re going there.

Again, we’re really bringing together an omnichannel experience. I mean, it’s clearly initially centered around bricks and mortar, but the capabilities that Albertsons and Rite Aid have added over the last couple of years, I think, makes a very broad omnichannel perspective with a wide array of ways to interact with us. Whether you want it delivered to your home that day from a store or whether you want it shipped to you from one of our warehouses or you want it picked in a store and waiting when you go there to pick it up, there are just so many different ways that we can work to make the experience work for you. So that’s really, I think, a lot of the reasons why this’ll be a lot different than other opportunities in the marketplace, so next slide.

So when I think about it from the customer perspective, how does this come to life? What are the kinds of interactions that we can have with customers as we bring this all together? It’s really in a number of different ways, but a lot of it is built around, I think, again, personalized service experiences that we can create. So whether you want to cook from scratch or use a meal kit or even enjoyed a fully prepared meal, we really have all of those options available through our omnichannel approach. You can come in and buy it raw and fresh in the store, you can have it prepared in a meal kit so it’s sized out and ready to go for you and the menu’s already set, or you can come into the store and get something that’s heat-and-eat, or you can eat hot right in the store; it depends what you want to do. So there’s just a lot of different ways that you can interact with us right there.

We have a lot of experts around our store, and we’re really going to be leveraging that. We do today and we’re going to continue to do that. We’ve got butcher shops and we’ve got produce experts and we’ve got bakers in the stores who just do an amazing job, and again, wellness ambassadors and pharmacists, and so so many different ways that we can interact using the expert people that make up our team. We can drive that into the healthcare space, really leveraging around the pharmacy but also healthcare coaches that we have that can help you tackle behavior change from Health Dialog, whether you want to lose weight, which I’m focused on personally, or smoking cessation or whether you’re trying to manage diabetes, we have a lot of different resources available to work with you to bring it all together in one place that’ll incorporate both food and the behavioral aspect of what you want to do with your medications, I think, in a way that’ll be truly different in the marketplace, and we’ll build our product selection around that. We’ll have opportunity here with the deep selection and Piece Pick capabilities at Rite Aid and working with Shane and others on the Albertsons’ team to really bring that to life, not just in the small box but also in the big box opportunity as well. So we can kind of create that drugstore inside the drugstore with a deeper selection of really unique health and wellness products to drive that. Again, it’s really just about how we interact directly with you on a personal basis using all the resources that we have. Next page.

So here’s what we look like as we bring this all together. We’re going to be a convenient network of retail locations, with well-established local supermarket brands and a single well-respected pharmacy brand, and I think there’ll be a couple of instances where we may not initially rebrand pharmacies as Rite Aid. So I think Chicago would be one example. We have a great pharmacy brand there with Osco today. But in most of the areas of the country, Rite Aid will be the pharmacy brand.

We got a team here, and I’ve had the pleasure of working with everybody here over the last couple of months as we started to bring this all together, but also over the years with many members of this team, and I can tell you that we are highly focused on providing the best customer experience. We understand it comes to life in just a whole array of different ways.

I’ve talked about the differentiated merchandising. I’m really excited about that, so I keep throwing it on slides here to kind of pound the point home. But we really do have some opportunities to do some very unique and different things here, and I think given how well established O Organics and other brands are that Albertson has here, we have a real opportunity to differentiate around organics and natural and fresh and healthy types of products, and I think that’ll help, again, push us into the right space. I think, over time, we’ll be bringing these loyalty programs together, the customer data together. A lot of the clinical capabilities that we have that we’re digitizing today at Rite Aid and a lot of the data science that’s going on over at Albertsons and Rite Aid and bringing that all together in one digital platform where a customer and a patient can interact with all those capabilities in one place. I’m really excited about that. Going to take a little bit of time to bring it all together, but I think that will truly be one of the cornerstones that differentiates us as we go forward.

Obviously, we’ve got the great portfolio of Own Brands. The manufacturing capability that we can continue to drive differentiation with as we go forward and push Own Brands and fresh in the marketplace, and I think it’s really important, and Kermit spent some time on this earlier, but these strategic relationships with healthcare providers and payors in the marketplace are going to be really important to us. I think we have a real opportunity to extend care out of just the—out of the care facility and really into our retail network and ultimately into the home using the capabilities we have. A lot of healthcare, particularly around managing polychronic disease states or preventative care, really does revolve around diet and exercise, and we have a real opportunity to bring those things to life and help drive down healthcare costs over time.

So how that kind of manifests itself on the next slide is we think we will have deeper relationships with our customers and patients because of our integrated food, health and wellness model, and we think, as customers are using this model and focusing on our health—and using our health and wellness capabilities, they’ll have the opportunity to improve the quality of their life because they’re achieving positive outcomes that lower medical costs over time, and we think that’ll be one very significant reason that customers are going to choose us more frequently and to a greater extent because of there are opportunities that we bring to bear to improve the quality of their life and the superior customer experience that we’ll provide as we do that. With all of that as it comes together, we’ll clearly be a leader in innovation as we move forward. So we’re very excited about how this all fits together and comes together here as we bring this model home.

So with that, I think we’re ready to conclude and move to, I think, Q&A here. Oh, I’ve got a video. I’m going to show my video. Thank you.

(Video Presentation)

There you go. Now I think we’re ready for Q&A. Nope, no questions. Okay.

No. I see a couple back there.

Judah Frommer:

Hey, guys, thanks for doing this. This is Judah Frommer at Credit Suisse. I think we touched on it a little bit, but something I didn’t see a lot about in the presentation was just pricing of the competitive environment across, I would say both retail and the drugstores. Where do you feel Albertsons and Rite Aid are from a price perception, as well as an actual pricing standpoint? Is it more investment that’s needed? What are the risks that synergies may need to be invested further and priced like you’ve been doing in the gross margin lately, and how does omnichannel play into that?

Shane Sampson:

(Inaudible) take that.

John Standley:

Sure. Do you want to start and I’ll—yes.

Shane Sampson:

Yes. So how we price goods, and then I’ll flip it back to John, is I think you got to look at the value equation. I think all of us touched on the service levels of our stores, both combined Rite Aid and Albertsons, and the specs that we buy. Again, we’re buying the highest quality possible in the market and then pricing goods that way. Our pricing is done in a local model, what we call a decentralized model, that’s closest to the customer. It’s also done in different zones, so pricing by area is very, very different so—and again, I’m sure everybody here knows that, that LA pricing is very different than Chicagoland and the same thing in Boston. So we are a promotionally driven company and so the ways you save with us is on cover of ads. We try to make sure that we win those every single week and win the holidays, (inaudible), holidays, weekends and fast attacks, what we call treasure hunt in and out of our stores where you get a great quality product. So an example of that would be first to season soft fruit when that comes in, to get that out there on the floor, get that out there at a great price.

But more importantly, John touched on it earlier, is that how does the omnichannel tie into that as well? The ways you save on our Just For U or Wellness+ platform, both a little different but both have personalized deals, both have ratchets. When you ratchet up—by the more you spend, the more you save, it’s got digital coupons, digitized and—additional deals out there, digitizing the ads, and the more you spend, especially on the Albertsons front, you’re also rewarded by grocery rewards and fuel rewards. So again, are we looking to be a little bit sharper? As you can see through our data analytics platform around how we negotiate cost out of the system to be a little bit sharper on running the right promotions and the right pricing, we are investing in that technology that enables us to do that.

John Standley:

Yes, and I would, again, just say that I do think that price and that little tag on the shelf gets a little less meaningful every day because we’re interacting with you very directly now from a pricing and promotion perspective. At Rite Aid, yes, I think we’re very competitively priced in our peer group, and in terms of what we bring to market, is our operating model, as we’ve talked about here today, is actually quite a bit different in the small box than it is in the big box and that we piece pick every single item that goes in there and ship it to a store, so our selection is broader. That’s one of our opportunities, I think, is bringing some of the merchandising and piece the capabilities that we have in the drugstore into the supermarket, but it does come with a certain cost associated with it.

So our peer group does price a little bit differently just based on our operating model, and we’re very much in line with that. But on top of that, we have Wellness+, and as Bryan covered earlier, Wellness+ provides substantial discount to customers. In fact, a loyal customer with us can save 20% per year off of our regular shelf price. So I think we are very competitively priced in the marketplace and just like Albertsons, very focused on rewarding loyal customers and using our weekly promotions to put a lot of foot traffic in our stores and give folks a great experience.

Jim Donald:

Yes, and I would add too that we’re calling it smart growth now because with the availability, and Shane went through the data science platform that we’re going to be able to turn on with regard to pricing and then pricing and promotions as well. So we’ll be able to, as John said—Shane said, we extrapolate to the consumer, but I think that this is just another step in getting us priced in a manner that continues to grow foot traffic and sales.

Ed Kelly:

Thanks for that, guys. It’s Ed Kelly at Wells Fargo. I just want to ask a couple of questions. The first is on the underlying 4% to 5% about EBITDA growth on the core retail business. The market’s pretty negative, I guess, today currently on grocery. If you were to sort of think about consensus numbers for Kroger, for instance, over this period, I think EBIT is probably kind of flat or down. Can you just walk us through what you think the biggest drivers are as we try to really focus on the 4% to 5%?

Then the second question is related to the loyalty programs, and what happens over time with the wellness program and the Albertsons program? Do they get combined at all? Do you get a discount in the Albertsons stores if you’re a Gold member? Just kind of curious as to how all that works out.

John Standley:

Sure. I mean, I think—we’ll start the beginning of that question, I think, with the 4% to 5% EBITDA growth that underlies our base projections here. Generally speaking, I think on the Albertsons’ side — and Bob, you can kind of wade in here a little bit, or Jim — a decent piece of that is through a base comp store sales assumption that, yes, I think looks in line with where others are in the industry but has a fairly substantial incremental EBITDA impact, right?

Bob Dimond:

That’s correct. We’ve got roughly a 2% to 2.5% across that three-year time period and estimated ID sales, and we would apply our incremental EBITDA right to that. That drives a chunk of that.

Jim Donald:

So I think that’s a big piece of the puzzle there on kind of the underlying base for the Albertsons Companies Inc.

In terms of how we bring the loyalty programs, you got to—that’s quite honestly an area that we’re working very diligently and right now, Shane, we’re doing a bunch of work kind of behind the scenes to pull that through. So I think we’ll have more on that as we kind of roll along. In the short term, the nearest opportunity available to us is we have two great databases here of information and how can we work with that information after we close here fairly rapidly to deepen the relationship with customers on both sides? So can I get an Albertsons non-pharmacy customer to look at our broader network of pharmacy, the convenience of it and the capabilities of it and become a pharmacy customer? Can I get a Rite Aid customer who currently doesn’t shop at Albertsons today but is a pharmacy customer with us to move grocery business over to Albertsons? So I think we’ve got some huge opportunity there in the short run.

In the long run, we’ve got to sort out some aspects of the program. I have to be honest with you, having fuel rewards or something like that available to Rite Aid customers is pretty exciting. I know that’s an attractive consumer proposition. I think some of the tiered aspects of our program, Shane, are interesting to you and it’s really a question of we got to work through the details of how that comes together.

Ed Kelly:

Just a quick follow-up on the leverage on the sales growth. How should we be thinking about underlying SG&A growth then within the business, particularly as it pertains to some wage growth that generally people are seeing in the marketplace overall, and what are the offsets to that type of stuff?

Jim Donald:

Yes. I don’t know, Bob, you’ll have to help me out here a little bit with the bridge, but again, I think Albertsons has worked hard here to identify a number of areas to reduce cost and make their business more efficient, to help absorb and offset a decent amount of wage inflation they’ve assumed in their projections. So when I kind of look at their numbers, there is a fairly substantial investment in wages here over the next couple of years, but there’s also another—setting aside the Safeway integration opportunity, there are several other opportunities to drive efficiency in the business.

Bob, I don’t know if you want to…

Bob Dimond:

Yes. I mean, I think some of the things that our operators do is to help offset, try to improve productivity every year so that our sales per man hour (phon) systems help drive some of that and so forth that help offset some of those wage increases. The other thing to kind of point out to that, minimum wages, I think that gets a lot of discussion out there, as it rightfully should, but you ought to know that almost every division — in fact, I think all the divisions — we are already paying more than the minimum wages, so that has a little bit less of impact than you might think. We think that it actually has a bigger impact to non-union competitors, and we think this, frankly, is now kind of a level setting to our benefit. So anyway.

John Standley:

Susan, do you want to address really quick the Empower and that rollout of that in terms of productivity?

Susan Morris:

You got me? Okay. So what Jim’s referring to is we’re using technology, both existing and future state technology to help improve productivity in our stores. Obviously, costs of labor are increasing. We do pay more than average; however, we’re also looking at ways that we can use the current systems that we have within our stores. Empower’s one of the tools that we use to schedule our front end. We’re able to get down to 15-minute increments so that we can really manage that labor most effectively to take care of our customers’ needs, produce the right amount of product and get our customers in and out quickly.

We’re working with our data science team to leverage that even further, and extrapolate that across the entire store. So now we’ll have that 15-minute increment scheduling across bakery, deli, meat and produce, making us really much more efficient and much more productive with the time that we have, both helping us drive sales and also take some waste out of the business too.

Male Speaker:

(Inaudible).

Susan Morris:

Sure. So our sales per man hour over the last two years are actually up, close to $4.00, so while we’ve seen these increases in pressures from rates of pay, we’re also educating and training our teams to be a lot more productive and really improving our sales per labor hour trend.

Jim Donald:

So I guess, just to finish that off, Ed, one other point I would make. When we look at other companies and their projections, some of that flatness is really kind of near term. I think there are some issues to work through in the current year in particular. When I look at Albertsons’ numbers, and I think Bob had a nice bridge up here earlier that kind of illustrated that. If you set aside the Safeway synergy number that they’re going to obtain over this year and a little bit of shrink recovery here, their guidance is actually flat. So they’re basically saying in the near term, our same-store sales improvement and these productivity things are going to kind of get us back towards a more flatter EBITDA growth in the very short term, and it’s really what drives us from 2-4 to 2-7 is really around Safeway integration and really kind of the recovery of the shrink issue that popped up last year.

So again, I don’t think we’re—got something here that looks kind of unusual versus the rest of the industry. We do have some dynamics at work that may be a little bit different than some of our peers. Okay?

Who’s going next? Somebody’s got the microphone (inaudible).

Alvin Concepcion:

I’ve got a mic.

Male Speaker:

Okay.

Alvin Concepcion:

It’s Alvin Concepcion at Citi here.

Male Speaker:

I’m still too short and now I can’t stand up, so I apologize.

Alvin Concepcion:

I had a question about the sustainability of the synergies you outlined, how much of that you get to actually keep, because both sides of the fence, the grocery and drugstore side have considerable margin pressures, on the grocery side, obviously, with ecomm and price promotions, and then on the drugstore side, mix issues, reimbursement pressures that you talked to, which it seemed like they’re lessening. So I’m wondering if you could give us a little bit more color on how those are going to drop to the bottom line.

My follow-up to that, unrelated, is about technology. What do you think you need less on the technology front to get where you want to be on omnichannel?

Jim Donald:

(Inaudible) a long question but I’ll try and remember all the parts. So yes, kind of talking about retention of synergies and how that kind of works, so let’s talk about the revenue synergy first because I think it’s probably most applicable there. So our view is that we will be making some investments, and reimbursement rate has really been kind of the issue for the pharmacy business here for the last couple of years, and our plan, our synergy numbers, our thinking in terms of our growth over the next few years reflects the fact that we will be making investments in reimbursement rate. So when we think about that incremental synergy or revenue opportunity, it probably doesn’t fall through to the bottom line in the same way that normal sales growth would. Normally, incremental EBITDA probably ranges from, I don’t know, 15% to 17%, guys?

Male Speaker:

(Inaudible).

Jim Donald:

Something in that range. This’ll fall through at a lower rate because it will require some investments in the marketplace to fund it as a revenue opportunity, but we think there’s payoff here in terms of adding foot traffic to the network. So we’ve talked a lot about the economics in the supermarket side of these incremental customers, the $92 in weekly spend and the $66 of which is grocery, so there’s real value there, and then our—and over on this pharmacy side of the business, it’s really about leveraging our fixed costs. We have a pharmacist in the store already. We’ve got a technician, and we’ve made an investment in inventory, and so using these kinds of investments to put pressure on our margin that should drive it incrementally but just not at the same rate as my sort of (inaudible). So on the revenue synergies, I guess that’s kind of the way we’re thinking about it, that there are some investments there.

I think on the cost side, we have these synergies but as you’ve heard, there’s also a lot of other work going on inside of our companies, collectively, to become more efficient, and those are the kinds of things that we do every year to remain competitive. These pressures are not new. We’ve been fighting reimbursement rate pressure. We’ve been fighting promotional pressures and other, cost inflation and things for years, with highs and lows in it, obviously, but—so that’s part of how we manage our businesses today. We have to find ways to be more efficient to invest in and grow our businesses. That’s just normal course.

John Standley:

Technology. Kevin, do you want to address that, Kevin? What’s left? Thank you.

Kevin Turner:

The question was, what do we still lack, or what do we need from an omnichannel perspective, is that right? Okay. I’d say a couple of things.

One is we need to continue to scale out click-and-collect, our Drive Up & Go option. That’s one where you see that we’ve got 500 stores in the plan today. We want to—obviously, we want to take that out to 2,500 stores and beyond, and then with this particular integration with Rite Aid and Albertsons, that creates another opportunity to go to another 2,500 stores from that option. So there’s a lot there in the click-and-collect area.

We’ve got some application rollouts that are happening this summer that put us in a different position on the mobility side, that we’re very excited about, and we think that that’s going to be tremendous for us. We think there’s a huge leveraging opportunity in the loyalty programs and leveraging the whole ecosystem from Plated all the way through Just For U, to Wellness+ and some other areas that we think are going to be very natural for us to fit into. We’re going to continue to provide more and more delivery options, so we’re just getting started. Even though we’ve got some national rollouts, (inaudible) that’s done, we’re going to keep giving choices and options around that, and I think that’s a big deal. Then I think Shane touched on the Infinity Aisle, where we are going to really broaden the assortment very quickly, using and leveraging suppliers’ inventories and supply chains, direct to consumer, through that that we’re pretty excited about.

The one thing that I would sort of backtrack on on the gross margin stabilization, I’d give you a little bit of color on that from my vantage point. The one thing that they touched on today is taking that private label percentage from 23% to 30%; gives us a lot of headroom relative to strengthening margin and stabilizing margin, so don’t underestimate that. That’s a big change and those are very significant jumps that the Company’s going to make, under the banner of really strong Own Brands branding. I mean, the O

Organics, Open Nature, some of these are very, very powerful for us and being able to leverage those, I think, is very good.

They touched on the shrink stabilization and getting better. These conversions, as everybody knows, when you go through big system conversions and all that cost of retail and warehouse shift, there’s a lot going on there from an accounting standpoint. In September, at least a big part of our historical conversions are behind us, and so the ability to really capture that savings, I think, is pretty real and I think is also going to be there. I mean, I think, candidly, when you go from a $60 billion company to an $83 billion company, you have to get economies of scale from a merchandising and warehousing standpoint, and those are real. So I know there’s lots of headwinds and there’s lots of pressure in the marketplace, but there are some very real tailwinds that we can take advantage of as a management team and a leadership team that I know they’re very committed to, to be able to help give you that stabilization and confidence in the gross margin.

Andrew Wolf:

Andy Wolf at Loop Capital. In reference to the acceleration that’s baked into the Albertsons ID sales guidance for this year, just hoping you could provide a little more clarity or specificity on how much of it is coming from better inflation, volume, and also to the degree it’s from omnichannel such as Instacart, how much—how is the contribution margin viewed there? You said there’s a lot of leverage in ID sales, as we all know, but what we’re trying to grapple with out here is how the omnichannel contribution margin is going to pan out, both this year and sort of longer term?

Bob Dimond:

Okay. First of all, there is a piece of it that is—of our ID sales that we think will be driven by inflation returning. We have—like most people, are not counting on that to be the full driver because we think this year is going to be a little bit of a rebound year, if you will, and so I think most analysts that we greet out there are suggesting that it might be somewhere in the 1% to 1.5% range, and that’s kind of where we’re expecting it’ll be, with some of that coming maybe more in the latter half of the year. Then on top of that, it really comes to some of the new merchandising initiatives that maybe Shane can talk about here in a little bit, but we’ve got a lot of additional growth drivers that should continue to positively impact the businesses.

We continue to roll out more of our NOSHE resets. That’s the natural and organic reset, the premium resets and some of the others throughout the store base. We’re continuing to do a fair amount of remodels, which should also drive a piece of our ID sales, and then I think we’ve got 1,400 new Own Brands items that are being introduced this coming year, which we believe will not only be a sales driver but will also be a gross margin enhancer because it’s (inaudible) places to some degree. Some of the national branded items, you get that 1,200 basis point lift in margin on the average item. So those are a few of the items. I (inaudible).

Shane Sampson:

I think you hit on some of those. I mean, first and foremost, inside the box, making sure that we’ve got the right variety. Susan covered the segmentation and how we do—how we go take a look at do we have the right products in the store? Do we have the right adjacencies? We’re seeing large returns on our reset project, so first and foremost is reset. Second of all is the remodel projects that we have in the pipeline. We’re trying to remodel 10% of our fleet a year, so we feel like we’re in a really good spot on our fleet today so around delighting the customers with current, relevant products, and that’s very, very important.

I think Kevin hit it on the head. We’re very excited about our Own Brands portfolio. If you look at all the work that we’ve done over the past several years, rebranding, updating the brands, consolidating brands to where you could market those across the nation, getting those brands on the shelf that create differentiation in the categories. So we’re at a more mature level today than we were before, and Bob talked about the entrance of all the new items that are coming to market as well.

From an omnichannel perspective, we’re going to continue to roll—I think Kevin said it very, very well. We’re going to continue to invest in those platforms. While not margin accretive today, we have been profitable in ecommerce at one point in time, but over the past several years, we’ve been investing to roll that technology out, and we look very, very different today than we did a couple of years ago. So we believe we’re setting ourselves up for the future on that front.

John Standley:

I guess the one thing I would say there too, on the omnichannel front, I think it’s important. You can, like, try and run like an omnichannel P&L or whatever, but you’re really missing the picture. You have to look at your overall relationship with that customer. We’re interacting with customers in multiple ways, so an omnichannel customer, an ecommerce customer also shops our stores, also uses our pharmacy, and so we can’t just, like, well, it cost us much labor today to put these things in a tote and ship them to a house We’ve got to look at that customer, and those customers are actually, again, just like a pharmacy customer, some of our very best customers. So we’re building relationships there that I think are very important for the business going forward, so I think you have to look at it more holistically than just, ‘we got to make money on this one transaction’. There’s a lot more to it than that.

Jim Donald:

John, and I would add to, when you talk about ID for Albertsons Companies, we’re in 22 different banners, and every division is not run the same, positive or negative comp, and so we’re able to target by department, by division, by district, areas of opportunity to grow those sales within that division, and that’s key as we look to see where the opportunities are across the country.

Lisa Gill:

(Inaudible) right here, I have the microphone. Lisa Gill and Ken Goldman, we’re going to tag team here, from JP Morgan. I’m going to start, Kermit, on the healthcare side. You talked about preferred networks and the fact that 99% of seniors are in preferred networks today and called out California as a specific opportunity for Rite Aid, but can you help us understand the volume lift versus the price concession that you’re going to have to give for some of those preferred networks, and how you’re thinking about it? How many of the regions do you think you can actually bid based on where your stores are located today?

Kermit Crawford:

Okay, so well, Lisa, let me start by saying that as you think about these preferred networks, John said it earlier, how we’re looking to leverage our fixed costs that we already have in place, and most of these seniors today at Rite Aid are averaging in the neighborhood of 40 scripts a year versus commercial customer at about nine scripts per year. So we talk about gaining access to those heartbeat (phon) customers, we are going to have significant leverage on our overall fixed costs. We are only in one preferred network today, which is Envision (phon) Preferred Network, so we’ll be selective which of the networks that we actually want to participate in. The key is margin for market share, so we will focus on, at West Coast. See out there, there’s eight really strong states where the Rite Aid combination, along with the Albertsons is key, so our focus will be those areas where we have the density of store, both Albertsons, freestanding Rite Aid and drive through, so that we can gain market share when we give up some of the margin.

One of the great things about the combination is financially, we’ll be able to invest more than we would have been as a standalone company, and the benefit that we get on the grocery side, that where you saw the $92 benefit on the grocery side, is significantly greater on the grocery side than it is on the retail, on the drugstore retail footprint. So the math changes considerably when we’re able to bring these customers in. Higher volume customer is driving more script volume, moving on fixed costs, but on the grocery side, and when you look at the math of three times, spending three times as much money, it’ll give us tremendous opportunity.

Yes, I didn’t specifically answer the question as to how much it’s going to cost because it’s based on the individual markets and individual networks, but I will tell you we will be selective on which preferred networks we go into. So we won’t just all of a sudden say we’re going to be in every single preferred network, and we will be selective on the networks that we engage in. But we’ll also be very aggressive in EnvisionRxOptions, so our own PBM, because when you think about the integration that we bring within our own PBM, we think we can drive typically more market share within our own PBM than we would partnering with other people.

Ken Goldman:

Ken Goldman, JP Morgan. Two from me. On Slide 86, you break down the expected cost synergies of $375 million. The top one, leverage combined scale to increase vendor funding and reduce DSD (phon) cost, can you provide some examples? I think you especially highlighted vendor funding as a big benefit in your most recent merger with Safeway. Can you provide some examples of what that means in terms of how you can—how you have benefited from that in the past, and on the DSD side too?

Then my second question, Bob, you get—think if I heard you right, you mentioned the average benefit to your gross margin from shifting to a private label product is 1,200 basis points?

Bob Dimond:

That’s right.

Ken Goldman:

Can you help us out and what that is on the operating margin side as well?

Bob Dimond:

Okay, I’ll…

John Standley:

Let me (inaudible).

Bob Dimond:

(Inaudible).

John Standley:

I was going to jump in first.

Bob Dimond:

Okay.

John Standley:

I’m the (inaudible). Yes, I know. So just on the COGS side, I think one thing, and I’ll kick it over to Shane because he’s done a lot of this, but just from—when you look at the volume in the drugstores, in food and consumables versus the volume over in the supermarkets, you can probably speculate that our cost isn’t the same. We don’t buy the same way, and we don’t have some of the same opportunities. So the first step in this thing is can we get drugstore costs to be more in line with supermarket costs. That’s a number right there. From there … Shane?

Shane Sampson

Okay.

John Standley:

Okay, I’m…

Shane Sampson:

Yes. I think, yes, John said that right. So the first step is what’s the landed lowest cost collectively as a company, and that’s—we’re in the clean room, out there trying to get a look at that so that we’re ready on day one. Then the second step to that is leveraging our future volume. So cost today, lowest common denominator, what’s the future volume look like? Leverage, the entire enterprise moving forward, and then we’ll go out there and look at all the trade rates and we’ll look at that across all the enterprises. So whether it be trade funds, brand funds, the trade rates on the ecommerce now which are very, very important, all the marketing buckets and marketing trade funds, so it’s not just one bucket today. You have to go through there and identify all the way down to the true net cost, so that’s what the teams are collectively working on today.

So I would take that one step further is, also we have a big $12 billion, soon to be $12 billion Own Brands portfolio so we’ll be doing the same thing there with our co-packers.  How do we leverage our size and scale on all the commodities that go through our manufacturing? So again, it’s not just the CPG side of it. Well…

John Standley:

I’ll just comment that all the work that we’re doing now is supervised by our legal teams and we’re very careful here not to do anything ahead of closing that should not be done, so just backdrop to that.

Bob Dimond:

On the 1,200, I guess what I would say is that every category is probably going to be slightly different, but I suppose if you factor in how the private label item compares in price to the branded item that’s supposedly not going to be purchased now, you may need to hit that by a 15% or something on average. So instead of 1,200 points being totally additive and falling to the bottom, it’d be slightly different, or slightly lower than that but still a significant portion.

Ricky Goldwasser:

So Ricky Goldwasser from Morgan Stanley. Three questions. One, can you help us frame the opportunity on leveraging the fixed cost? You had a slide that looked at your counter share in some state in the West. How does that correlate with your script share?

Darren Karst:

Yes.

Ricky Goldwasser:

…so we can think about that?

Darren Karst:

Our script share would be a little less than those counter shares, so we have a significant opportunity there, and when I say “less”, kind of depends on the competition. But when you average us together and if you were to compare us to a CVS or Walgreens, our script per unit is going to be less. So that’s really an opportunity for us, and I would say that’s true on a Rite Aid standalone basis as well. If you looked at our average volume per pharmacy compared to a CVS or a Walgreens, our average volume is less. So our opportunity at this point is can we get scripts into these stores, leverage those fixed costs, and so we’re incented here to do that.

Ricky Goldwasser:

What’s the order of magnitude when we think about kind of, like, less by how much?

Darren Karst:

Yes, so generally speaking, we have a decent amount of capacity on both sides, in the supermarkets and the drugstores as it relates to pharmacists, so the way it kind of works is volume builds to a certain point where you’re adequately staffed with one pharmacist, and if you get over a certain threshold, you’re adding additional pharmacists. We have pretty good headroom here from a pharmacist perspective. Pharmacy technicians are a little bit more variable, but the wage rates are substantially different, as you’d expect.

Ricky Goldwasser:

Then you talked about the relationship with McKesson and the opportunity with WBAD and the $75 million…

Darren Karst:

Yes.

Ricky Goldwasser:

…in synergies. Do you purchase your OTC from McKesson today, both on—on both sides, and is that part of the potential for negotiation with WBAD?

Darren Karst:

No. Yes, no, we—this is purely supply pharmaceuticals.

Ricky Goldwasser:

Okay. Then lastly on the reimbursement comment, there was some reimbursement comments that the reimbursement environment is getting a little bit better?

Darren Karst:

Yes.

Ricky Goldwasser:

Is that specific to you guys, or do you see that across the industry?

Darren Karst:

That’s a question I’d like to know the answer to. But again, for legal reasons, I don’t—what I do think is that we took some—and I think the whole industry’s been under pressure. Margins have been difficult for everybody here. I think when I stand back and look at it over the last couple of years, it’s been a challenge for us because, one, we just talked about that our pharmacies are a little bit lower volume. Two, we have historically taken a lot of cost out of the Rite Aid side of the equation, the drugstore side over the last few years, so we’re getting pretty lean on that side. Three, I think some of our competitors, during the period of uncertainty around us, used some of that uncertainty, although they gave up some rate, they added some volume that we weren’t able to add. We were not, I think, an attractive candidate for network inclusion during that period of time.

But now that we’re past that—and Kermit has done a great job reengaging with all of our payor partners, and I think there’s much more open conversation with us about being key members in networks going forward, so we feel better about tackling that issue. So I think we’ve got a short term reprise here in terms of rights that we lost during that period of uncertainty. I don’t think we’re ever going to get it back. I don’t think it comes back, but I don’t think it’s necessarily a long-term indicator of the way rates will behave. It is a competitive marketplace and that’s just something we have to deal with in our industry.

Kermit Crawford:

Maybe I’ll just add to (inaudible) one comment on (inaudible) reimbursement. A couple of things that we (inaudible) have been able to negotiate generic effective rates and multiple year contracts, which gives us more visibility and predictability into where our rates are going to be over the next couple of years. Then on the labor side, which can be utilized both in some of our lower volume Rite Aid stores and some of the

Albertsons lower volume pharmacies. Jocey had mentioned workload balancing. So we’ve actually put the technology in place so we’re able to balance the workload between high volume and lower volume stores, which is really going to play a key role when it comes to us, with increased volumes, whether or not we will have to add labor. So when you think about, when you think about some of these grocery stores and the volumes that are in some of these grocery stores and some of our lower volume stores and how close our stores are together, we think workload balancing will be a real opportunity for us to just kind of flatten out that labor arbitrage, right? Not having to add any labor but just adding volume, especially initially as we think about all of the capacity we have in the 4,300-plus stores.

Male Speaker:

John (inaudible).

John Standley:

The microphone landed all the way to the front, John.

Male Speaker:

All the way to the front. Two questions. This combination and then what’s happening with ecomm, how does that alter your strategic view on real estate, openings, closings? Then as part of that, ecomm picking out of dark stores as opposed to stores that are actually in operation? Then I have a follow-up.

John Standley:

I guess I’ll tackle real estate for a second. I don’t know, maybe and—I think Jim and Shane may want to comment as well. But as I look at the markets that we’re in, to the extent we’re densing up in those existing markets, I think there’s still opportunities for us there. I know, on the drugstore side, there’s continued opportunities to relocate stores as well, so I think those kinds of things can individually make sense for us. If we were looking and there’s things opportunistically that are existing in other markets, maybe that’s something that could make sense. Bob or…

Bob Dimond:

Yes, I would tell you too, John, that we would be very opportunistic if opportunities came up, not necessarily in large mass chains and wouldn’t (phon) (inaudible), but if they came up, to John’s point, filling a little more density, that might be an opportunity for us. But I will also tell you that, as we go forward, even with the robust remodel program that we’ve had, we’re still looking at that as both an offensive and a defensive set of capital expenditures.

Male Speaker:

Talk about the dark.

Jim Donald:

Yes. So if you look at our schematic there, we’re looking at all kinds of options there. Of course, we’ve got rolled out what we have today with our own platform and then third parties. We’re also looking at—we like the ability to each pick out of the Rite Aid warehouses. We think that there’s a giant opportunity there to do that, but we’re also looking at dark stores in dark locations adjacent to our current locations, and we can fast pick out others.

John Standley:

Then, John, I’d just say one more thing. I think one growth area for us, and it comes really in two pieces. One is there are still 500-plus Albertsons stores without pharmacies, 200 of which are actually in California, and so we have an opportunity, I think, there to potentially grow pharmacy by looking at some of those locations and see how they fit into the network and what they can do for us. I mean, a market like Philadelphia’s another great example. There’s a lot of Acmes that don’t have pharmacies, so putting that in with the Rite Aid stores could make a ton of sense.

The second piece of the puzzle is if you go to a market like Chicagoland, where we have a great pharmacy brand in our supermarkets, do we have the opportunity to grow freestanding drugstores in that marketplace for the well-established brand? Or as Kermit mentioned, getting to Arizona and Texas, rebranding Rite Aid down there and letting that brand build for a period of time and then coming to those markets. So those would be some other examples where additional bricks and mortar might make a ton of sense for us.

Male Speaker:

Then secondly, where do you stand with manufacturing excess capacity? Are we in an environment where you can actually think about building some new capacity for private brand manufacturing, particularly on the East Coast, non-dairy, right? Because I—grocery and beverage and so forth.

Jim Donald:

Yes, I think that where we see that we’re constrained now is—and I’ll be honest. I know you said not dairy. We’re constrained in Texas, in Chicagoland. We believe that there’s an opportunity there potentially to have a dairy, and we know that we have opportunities out on the East Coast. We’ve got one manufacturing facility out there in Hatfield, Pennsylvania. It’s a milk plant, and Susan, you might want to comment any other thoughts out there on the East Coast.

Susan Morris:

Yes, I mean your point is well taken. I got microphone four.

Your point is well taken. We absolutely would love to get into more self manufacturing opportunities, especially in the East where we’re a little blank. As far as—you asked a question about building. I think that’s always an option, although, honestly, we’d probably prefer to find a facility and customize it and make it ours. But we would love to have more self manufacturing really across the country. It’s doing very well for us. We’ve been very strategic in the categories that we selected. Of course, dairy’s one of them, but as we look at this whole deli food service piece of our business, as well as continuing to grow in commissary type approaches would be really good for us as well.

John Standley:

Yes. Yes, that creates a real differentiator. Here’s the other thing that our manufacturing plants do, is we do a make-buy calculation, so it helps us on the negotiation side with our other vendors out there to make sure that we’re paying the right price.

Bob Miller:

Maybe I’ll make a comment. I was trying not to, but we do have a dairy in Hatfield but that’s fluid milk only. We have a very big facility there that’s an opportunity for cultured or ice cream there, which I think we’ll look strongly at, and we recently bought the Fresh and Easy manufacturing plant in Southern California and the opportunity to roll out a lot of prepared foods for Rite Aid or the Albertsons or Vons or—all up the coast store. We think that’s a very big opportunity. We bought that facility very cheap. It’s got more equipment that you can imagine, fairly new because there wasn’t much volume put through there. So we’re excited about that opportunity.

Bryan Everett:

It’s funny because we have done a bunch of work with Fresh and Easy before it blew up, to try and source products from that facility to Rite Aid stores, so we’re kind of back to the opportunity again.

John Standley:

But, John, on top of all that, we’re going to continue to look at the opportunities for these plants because we’re getting requests now from other companies to be able to produce for them that, right now, we do not have the capacity, but it’s all new business.

Kermit Crawford:

Great, and John, one last thing. As you think about Rite Aid, we’re just a little under 19% Own Brands penetration. We got lots of room for their capacity.

Scott Mushkin:

Yes, hi. Scott Mushkin at Wolfe Research. So couple of clarifications and then a question. So on the synergies…

John Standley:

Where is Scott? Oh, there you are, right in front of me.

Scott Mushkin:

So on the synergy numbers, is better buying of pharmaceuticals included in that number already, or is that something that’d be incremental?

John Standley:

Yes, there’s some value in there for the Albertsons side, the supermarket side, but that is at the very end of the timeline. Albertsons has a supply agreement with McKesson that goes through 2021, I believe. Is that right?

Darren Karst:

Mm-hmm, yes.

John Standley:

So we won’t get to that until—now, there’s a possibility, kind of depends how this thing plays out, if McKesson could come to us and say, “Hey, we want to keep all the business and here’s some compelling offer,” that could bring some value sooner on the Albertsons side, but we just have to see how it plays out here over the next couple of months.

Scott Mushkin:

Okay, so it’s a potential opportunity (inaudible).

Male Speaker:

Yes, and that’s in the pharmacy bucket.

Scott Mushkin:

Okay. Then the second question or clarification is, I think you guys have said your comping positive. Can you talk about traffic versus basket? Are you guys volume positive, or is it just being driven by the size of the basket?

Bob Dimond:

Yes, we’re not giving any first quarter, if you will, information out there, Scott, at this point. I guess what we’d say is we’re on track for our annual guidance that we gave.

Scott Mushkin:

Okay. Then my third and real question here is a strategic question. We’ve seen standalone drugstores and supermarkets separate over time. I think Osco actually went to CVS, if I’m not mistaken. So what’s different today to try to bring these assets back together versus what we’ve seen over the last 20 years, which is the assets being separated? Thanks.

Bob Miller:

John, maybe I’ll comment on that because I’ve been around a long time. But to Sav-On pharmacy freestanding pharmacies in Southern California, we’re very profitable. A big contributor to the Albertson total profit. The Osco, same situation. Big volume, good stores, very profitable. I don’t think that’s changed when you have a strong pharmacy brand, and an example of that would be Osco and our Company in Jewel as our biggest pharmacy volume and our biggest percentage of sales in the food stores. So that’s still a strong brand. I think there’s a big opportunity to go back if you wanted to and build some freestanding stores where you have a strong brand.

John Standley:

Yes, I think 20 years ago, cash was like a huge percentage of our business, Part D was very small, so on and so forth. So one thing that’s changed dramatically is today, it’s a lot about the network that you have. What’s the access that you have? How convenient is it? What can you do with the patient, a customer when they come in your store versus where we were 20 years ago. It’s just an entirely different situation.

The economics have changed substantially too, as payors have aggregated volume. We have three large PBMs that are 70% of the business today. So I think the way we’re bringing this model together strategically makes a ton of sense, both from an economic perspective because of those changes in the industry, but also because there’s now a real focus on healthcare cost and wellness that’s developing. We think that’s a consumer trend that continues to evolve over time, and the capabilities of what Albertsons has and Rite Aid have complement each other in a way that they can be used to address those opportunities.

I think, in particular, the most recent transactions are ways that people are now starting to try and monetize that value creation. I look at this. I know there’s a lot of strategic reasons that Larry would talk about for the CVS Aetna transaction, but I can tell you one of the things it does for him is, and I know this has been a frustration across the industry, is the things that he’s doing in the retail drugstore to drive down healthcare cost and create value, he gets to monetize that. He takes risks on those lives and now he can use the retail resources that he has to impact them, and that creates value for him down the supply chain. I think we have the opportunity to create strategic partnerships with others to deliver the same kind of value, and it helps people understand it and realize that the value is there with transactions like that in the marketplace today.

Kermit Crawford:

Hey, and Scott, let me just add, I think in this particular situation, and we’re just bringing more of a focus around pharmacy that, when you think about that percent of pharmacy in a grocery chain, it was a very small percentage of business. I think we’re bringing a real pharmacy expertise and a real focus around pharmacy, and I think the key differentiator from the past is we’re bringing this thing called EnvisionRxOptions, right, which now we have the ability to go out, attract lives and then push them into our stores, and the grocery stores of the past, right, didn’t have this PBM attached to it. So we’re bringing more than just the pharmacies to this combination. We’re bringing the PBM capability, we’re bringing health dialogue. As we think about population health management, we’re bringing RediClinic. This is a different model than what you may have had in the past.

Chuck Cerankosky:

Thanks. Chuck Cerankosky from Northcoast Research. How close to pricing parity on like items between the drugstores and the supermarkets do you think you need to be, especially as the loyalty programs come together, and I’m guessing the pricing might move towards the supermarket levels.

John Standley:

Yes, I guess my view on it, and I’m not sure I have a consensus yes in the organization, but my view on it is we don’t need pricing parity. I mean, if you think about conceptually what we’re up to here with our loyalty program, a 20% discount gives you a very competitive price in the marketplace. So we could be rewarding our loyal drugstore customers with pricing that’s at our supermarkets or something. I think there are a lot of different ways we can put the program together, but I don’t think pricing parity is required to do it.

Male Speaker:

One thing that—like we said earlier, we price each one of our zones differently today, so a rural market might be priced differently depending on what that selection and what that customer looks like versus a downtown one. So we’re not in parity even in some of our markets.

Male Speaker:

(Inaudible), yes.

Male Speaker:

Yes. I do think that from a—one thing that John has talked to us about from day one is how do you take the loyalty platforms, the digital loyalty platforms and be able to share that customer across both sets of customer bases and being able to have an offer be earned, and call it earned in both locations, and I think that’s a competitive advantage.

John Standley:

I think we got time for one or two more questions. One more?

Ryan Gilligan:

I think…

Male Speaker:

Is that the signal?

Ryan Gilligan:

Back here, Ryan Gilligan from Barclays. Just following up on the sales synergies, are there prior examples you can point to where merging loyalty programs drive incremental sales?

John Standley:

Well, one of the ones was the Loblaws…

Bob Miller:

Yes, the Canadian (inaudible).

John Standley:

Yes.

Male Speaker:

Yes.

John Standley:

Maybe somebody else can help me out down there, but that was a case study we looked at.

Bob Miller:

Shoppers.

John Standley:

Shoppers, that I think they had some success with the combination of those two programs, so I guess that’d be one case study to look at. I do think if you think about the data that we have here to work with and the promotional vehicles that are available to us and just to try and build that relationship is a huge opportunity.

Ryan Gilligan:

Got it, thanks. Just finally, does the pro forma leverage target assume any asset sales?

John Standley:

It does not.

Male Speaker:

(Inaudible).

John Standley:

No, and I think that’s it. Oh, yes, we’re all set? Yes, okay, great.

Thanks, everyone, for joining us today. We really appreciate it. I hope you can see we’re excited about where we’re going and we will be the differentiated leader in food, health and wellness. Thank you.

Important Notice Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending merger between Rite Aid Corporation (“Rite Aid”) and Albertsons Companies, Inc. (“Albertsons”) and the transactions contemplated thereby, and the parties perspectives and expectations, are forward looking statements. Such statements include, but are not limited to, statements regarding the benefits of the proposed merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions contemplated by the merger agreement. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated. Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of the pending merger, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals, or that the required approval of the merger agreement by the stockholders of Rite Aid was not obtained; risks related to the ability of Albertsons and Rite Aid to successfully integrate the businesses; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement (including circumstances requiring Rite Aid to pay Albertsons a termination fee pursuant to the merger agreement and circumstances requiring Albertsons to pay a termination fee pursuant to the merger agreement); the risk that there may be a material adverse change of Rite Aid or Albertsons; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Rite Aid’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Albertsons and Rite Aid to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; risks related to successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; and risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in Rite Aid’s Annual Report on Form 10-K for the fiscal year ended March 3, 2018 filed with the Securities and Exchange Commission (“SEC”) and in the registration statement on Form S-4 that was filed with the SEC by Albertsons on April 6, 2018, as amended by Amendment No. 1 to the registration statement on Form S-4 filed with the SEC on May 15, 2018, as it may be further amended, in connection with the proposed merger, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Albertsons and Rite Aid undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation. All information regarding Rite Aid assumes completion of Rite Aid’s previously announced transaction with Walgreens Boots Alliance, Inc. There can be no assurance that the consummation of such transaction will be completed on a timely basis, if at all.

Additional Information and Where to Find It

In connection with the proposed merger involving Rite Aid and Albertsons, Rite Aid and Albertsons have prepared and Albertsons has filed with the SEC on April 6, 2018 a registration statement on Form S-4, as amended by Amendment No. 1 to the registration statement on Form S-4 filed with the SEC on May 15, 2018, as it may be further amended, that includes a proxy statement of Rite Aid that also constitutes a prospectus of Albertsons. The registration statement is not yet final and will be amended. Rite Aid will mail the proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger.  Rite Aid and Albertsons also plan to file other relevant documents with the SEC regarding the proposed merger. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. RITE AID’S EXISTING PUBLIC FILINGS WITH THE SEC SHOULD ALSO BE READ, INCLUDING THE RISK FACTORS CONTAINED THEREIN.

Investors and security holders may obtain copies of the Form S-4, including the proxy statement/prospectus, as well as other filings containing information about Rite Aid, free of charge, from the SEC’s website (www.sec.gov). Investors and security holders may also obtain Rite Aid’s SEC filings in connection with the transaction, free of charge, from Rite Aid’s website (www.RiteAid.com) under the link “Investor Relations” and then under the tab “SEC Filings,” or by directing a request to Rite Aid, Byron Purcell, Attention: Senior Director, Treasury Services & Investor Relations. Copies of documents filed with the SEC by Albertsons will be made available, free of charge, on the SEC’s website (www.sec.gov) and on Albertsons’ website at www.albertsonscompanies.com.

Participants in Solicitation

Rite Aid, Albertsons and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Rite Aid common stock in respect of the proposed transaction. Information regarding Rite Aid’s directors and executive officers is available in its definitive proxy statement for Rite Aid’s 2017 annual meeting of stockholders filed with the SEC on June 7, 2017, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such definitive proxy statement. Information about the directors and executive officers of Albertsons is set forth in the registration statement on Form S-4, including the proxy statement/prospectus that has been filed with the SEC on April 6, 2018, as amended by Amendment No. 1 to the registration statement on Form S-4 filed with the SEC on May 15, 2018, as it may be further amended. Other information regarding the interests of the participants in the proxy solicitation may be included in the definitive proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.